UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE OF CONVOCATION OF THE 30TH ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 26, 2015

On May 15, 2015, the registrant issued a Notice of Convocation of the 30th Ordinary General Meeting of Shareholders (“Notice of Convocation”) to be held on June 26, 2015 to its shareholders, together with related Internet disclosure (together with the Notice of Convocation, the “Notice of Convocation materials”). Attached is an English translation of the Notice of Convocation materials. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the attached Notice of Convocation materials was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION included in the Notice of Convocation materials was prepared on the basis of accounting principles generally accepted in Japan.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: May 26, 2015

			(Code No.: 9432)
THE 30TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
NOTICE OF CONVOCATION	Table of contents
Information	¢	Notice of Convocation		2
¢ Date and Time:
Friday, June 26, 2015	¢	(Reference) Exercising Your Voting Rights		3
10:00 a.m.
	¢	Reference Materials for the Ordinary General Meeting of Shareholders		5
¢ Venue:
International Convention Center PAMIR	[Attachments to the Notice of Convocation]
Grand Prince Hotel New Takanawa
13-1, Takanawa 3-chome, Minato-ku, Tokyo		¢	Business Report	13
¢ Matters to be resolved:		¢	Consolidated Financial Statements	55
First Item Distribution of Earned Surplus		¢	Non-consolidated Financial Statements	58
Second Item Amendments to NTT’s Articles of Incorporation		¢	Auditor’s Reports	61
Third Item Election of One (1) Member of the Board	¢	Reference		Ref-1
Fourth Item Election of Five (5) Audit & Supervisory Board Members

NIPPON TELEGRAPH AND TELEPHONE CORPORATION 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

To All Shareholders

I would like to take this opportunity to thank all of NTT's shareholders for your continued support.

We are pleased to send you this notice of convocation for the 30th Ordinary General Meeting of Shareholders, which will be held on Friday, June 26, 2015. A report on our business operations for the 30th term (April 1, 2014 – March 31, 2015) and the resolutions to be discussed at the Ordinary General Meeting of Shareholders are enclosed. Please see the attachments for details.

This past April marked the 30th anniversary of NTT's privatization. On behalf of everyone at NTT Group, I would like to express our deep appreciation for the support that we have received from everyone over the years, especially our shareholders.

Over the past 30 years, NTT Group's business structure has undergone significant changes. We have shifted from a business structure centered on fixed-line phones to one focused on mobile phones, the Internet, and entering into the field of global cloud services. In the continuously evolving ICT market that various players have entered, NTT Group will keep aiming to become a true "Value Partner" that customers continue to select.

NTT was selected as a Gold Partner in the telecommunications services field for the 2020 Tokyo Olympic and Paralympic Games. In addition to contributing to the successful operation of the 2020 Tokyo Olympic and Paralympic Games, we will create new services in cooperation with various business partners and continue to pursue new endeavors with an eye towards the future.

I would like to conclude this message by thanking our shareholders in advance for your continued understanding and support.

June 2015

鵜浦博夫
Hiroo Unoura
President and Chief Executive Officer

1

(Code No: 9432)
June 1, 2015
To the Shareholders
NIPPON TELEGRAPH AND TELEPHONE CORPORATION
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8116, Japan

Hiroo Unoura
President and Chief Executive Officer

NOTICE OF CONVOCATION OF THE 30TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby notified that the 30th Ordinary General Meeting of Shareholders of Nippon Telegraph and Telephone Corporation (the “Company”) will be held as stated below. Your attendance is respectfully requested.

In the event you are unable to attend, it is possible to exercise your voting rights in writing by submitting the voting rights exercise form via mail or online. You are requested to review the attached reference documents and exercise your voting rights by the end of the business day (5:30 p.m. JST) on Thursday, June 25, 2015. (The website referenced below is in Japanese only and not available for ADR Holders.)

[Voting via mail]

Please indicate your approval or disapproval of the resolutions on the enclosed voting rights exercise form and return it to the Company so that it arrives before the deadline indicated above.

[Voting online]

Please access the designated website for shareholder voting (http://www.web54.net) using the “Voting Code” and “Password” given on the enclosed voting rights exercise form, and indicate your approval or disapproval of the resolutions by following the instructions on the screen. Institutional investors can utilize the electronic voting platform operated by ICJ, Inc.

Particulars
1	Date and Time:	10:00 a.m. on Friday, June 26, 2015
2	Venue:	International Convention Center PAMIR
Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo
3	Purpose of the Meeting:	Matters to be reported

1    Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and comprehensive income and audit results of independent auditors and Audit & Supervisory Board Members for the 30th fiscal year (from April 1, 2014 to March 31, 2015)

2    Report on the non-consolidated balance sheet, non-consolidated financial statement of income and non-consolidated statements of changes in shareholders’ equity and other net assets for the 30th fiscal year (from April 1, 2014 to March 31, 2015)

Matters to be resolved
		First Item	Distribution of Earned Surplus
		Second Item	Amendments to NTT’s Articles of Incorporation
		Third Item	Election of One (1) Member of the Board
		Fourth Item	Election of Five (5) Audit & Supervisory Board Members
4	Other Matters Concerning the Convocation:	(1) Duplicate voting via mail or online will be handled as follows:
1. In the case of duplicate voting via mail, the votes on the last voting rights exercise form received will be considered valid.
2. In the case of duplicate voting online, the last vote placed will be considered valid.

3.   In the case of duplicate voting done via both mail and online, the vote received last will be considered valid. If both votes are received on the same day, the votes placed online will be considered valid.

(2) If no approval or disapproval is expressed on a resolution, it will be treated as an approval vote for such resolution.
(3) If you wish to exercise your voting rights in some other way, please advise us in writing three days prior to the Ordinary General Meeting of Shareholders, stating your reasons therefor.
END
1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting rights exercise form to the receptionist at the meeting site.
2.	When exercising your voting rights, you are kindly requested to read the information entitled “(Reference) Exercising your Voting Rights” on page 3.
3.	Based on the applicable laws and regulations, and Article 16 of the Articles of Incorporation, notes to consolidated financial statements and notes to non-consolidated financial statements are posted on NTT’s website and are not included in the Attachments to the Notice of Convocation of the 30th Ordinary General Meeting of Shareholders. Consolidated financial statements and non-consolidated financial statements audited by the external auditors are the financial documents described on the Attachments to the Notice of Convocation of the 30th Ordinary General Meeting of Shareholders and “Notes to the Consolidated Financial Statements” and “Notes to the Non-consolidated Financial Statements” posted on our website.
4.	Any subsequent revisions to the reference materials for the Ordinary General Meeting of Shareholders or the business report, consolidated financial statements or non-consolidated financial statements will be posted on our website.

NTT Website	http://www.ntt.co.jp/ir/

Exercising Your Voting Rights

(Reference)

Exercising Your Voting Rights

You are requested to review the attached Reference Materials for the Ordinary General Meeting of Shareholders (pages 5–11) before exercising your voting rights. Shareholders may exercise their voting rights in the following three ways.

A Voting by attending the shareholders' meeting in person

Please submit the enclosed voting rights exercise form to the receptionist at the meeting site. Please also bring your Notice of Convocation of the 30th Ordinary General Meeting of Shareholders (this document).

B Voting via mail

POST

Please indicate your approval or disapproval of the resolutions on the enclosed voting rights exercise form and return it to the Company by mail so that it arrives **before 5:30 p.m. JST on Thursday, June 25, 2015**. Please see below for details.

C Voting via the Internet

Please access the designated website for shareholder voting (http://www.web54.net) and **vote no later than 5:30 p.m. JST on Thursday, June 25, 2015**. See the next page for details.

How to Fill Out Your Voting Rights Exercise Form

Please indicate your approval or disapproval of each resolution here.

For Resolution No. 1, Resolution No. 2 and Resolution No. 3

- If you approve, put a circle in the APPROVAL box.
- If you disapprove, put a circle in the DISAPPROVAL box.

For Resolution No. 4

- If you approve all candidates, put a circle in the APPROVAL box.
- If you disapprove all candidates, put a circle in the DISAPPROVAL box.
- If you disapprove of some candidates, put a circle in the APPROVAL box, and write the candidates' number of whom you disapprove.

You will need the "Voting Code" and "Password" given on the enclosed voting rights exercise form in order to vote via the Internet.

Exercising Your Voting Rights

Exercising Your Voting Rights via the Internet*1

When you exercise your voting rights via the Internet, please be aware of the following.

1 About the Website

- Exercise of your voting rights via the Internet is only available by accessing the designated website for shareholder voting (http://www.web54.net) from either PCs or mobile phones (i-mode, EZweb, Yahoo!Keitai)*2.
- You may place your vote via the Internet at any time until the end of the business day (5:30 p.m. JST) on Thursday, June 25, 2015.
- If you access the website for shareholder voting through a smartphone, you will be directed to the PC-compatible website.
- Depending on the Internet environment, the Internet service, device and model of your PC or smartphone, you may have difficulties accessing the website for shareholder voting. For details, please call the number below.

2 How to vote

- At the website for shareholder voting, please use the "Voting Code" and "Password" given on the voting rights exercise form, and indicate your approval or disapproval of the resolutions by following the instructions on the screen.
- In order to prevent unauthorized access ("spoofing") by persons other than shareholders and the falsification of votes, when you connect to the designated website for the exercise of voting rights via the Internet for the first time, you will be asked to change your password on the website.
- Please safeguard your password as your password is required to verify that the person exercising voting rights is the intended shareholder.
- Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (a new password will be issued for the next general meeting of shareholders).

3 Handling of duplicate voting

- Votes due to duplicate voting will be handled as described on page 2, "4. Other Matters Concerning the Convocation" (1).

4 Other

- The costs of using the Internet website to exercise your voting rights, such as the connection fees of Internet service providers and applicable communications fees (e.g., call charges), will be borne by the shareholder.

If you have questions about the use of a personal computer or mobile phone for exercising your vote via the Internet, please contact:

Sumitomo Mitsui Trust, Securities Agent Web Support Hotline
0120-652-031 (Toll Free)
(9:00 to 21:00)

*1 Institutional investors can utilize the electronic voting platform operated by ICJ, Inc.
*2 i-mode, EZweb, Yahoo!, and Yahoo!Keitai are the trademarks, registered trademarks or product names of NTT DOCOMO, INC., KDDI Corporation, Yahoo! Inc., USA, and SOFTBANK MOBILE Corporation, respectively.

  Reference Materials for the Ordinary General Meeting of Shareholders

Resolutions and matters for reference

First Item	Distribution of Earned Surplus

Nippon Telegraph and Telephone Corporation (the “Company”) has set as its important management challenge the maximization of corporate value over the medium- and long-term, and the Company has identified the return of profits to shareholders as an important management goal.

In determining the level of dividends for the current annual period, the Company, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

1	Type of asset to be distributed:
	Cash
2	Matters relating to allotment of dividends and total amount of dividends to be distributed:
	Per share of common stock:	¥90

	Total amount of dividends:	¥95,273,966,610

	As the Company has already distributed an interim dividend of ¥90 per share of common stock, the annual dividend for the fiscal year will be ¥180 per one share of common stock.
3	Date on which the dividend becomes effective:
	June 29, 2015

Reference: Please refer to page 24 for the Changes in Dividend per Share.

Second Item	Partial Amendments to Articles of Incorporation

1.	Reasons for Amendments
(1)

Pursuant to the Act for Partial Revision of the Companies Act (Act No. 90 of 2014), as the scope of limitation of liability agreements for Members of the Board and Audit & Supervisory Board Members has broadened, it has become necessary to amend certain provisions relating to Members of the Board’s and Audit & Supervisory Board Members’ exemption from liability (see Articles 26 and 32 of the Proposed Amendments in the attached Annex). The Company has received unanimous approval from its Audit & Supervisory Board for the amendments regarding limitations on Members of the Board’s liability (Article 26).

(2)

Pursuant to Article 6 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc. (Act No. 85 of 1984), the Company may make distributions of surplus to foreign shareholders and other shareholders who were restricted from being entered or registered on the Company’s register of shareholders (see Articles 34 and 35 of the Proposed Amendments in the attached Annex).

2.	Content of the Amendments to the Articles of Incorporation

The content of the amendments to the Articles of Incorporation is as follows.

(Underlined sections indicate proposed amendments)
Current Articles of Incorporation	Proposed Amendment
Article 26 (Exemption of Directors from Liabilities)	Article 26 (Exemption of Directors from Liabilities)
(Abridged)	(Same as current)

[2] The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, enter into agreements with outside Members of the Board limiting their liabilities as provided in Article 423, Paragraph 1 of the Companies Act; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

[2] The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, enter into agreements with Members of the Board (excluding executive directors) limiting their liabilities as provided in Article 423, Paragraph 1 of the Companies Act; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

Article 32 (Exemption of Audit & Supervisory Board Members from Liabilities)	Article 32 (Exemption of Audit & Supervisory Board Members from Liabilities)
(Abridged)	(Same as current)

[2] The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, enter into agreements with outside Audit & Supervisory Board Members limiting their liabilities as provided in Article 423, Paragraph 1 of the Companies Act; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

[2] The company may, pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, enter into agreements with Audit & Supervisory Board Members limiting their liabilities as provided in Article 423, Paragraph 1 of the Companies Act; provided, however, that said limits on liability based on agreements shall be limited to the extent permitted by laws or regulations.

Current Articles of Incorporation	Proposed Amendment
Article 34 (Distributions of Surplus, etc.)	Article 34 (Distributions of Surplus, etc.)

[1] The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders as of the last day of each business year.

[1] Pursuant to Article 151, Paragraph 1 of the Act on Book-Entry Transfer of Company Bonds, Shares, etc. (the “Book-Entry Transfer Act”), the company shall be entitled to make distributions of surplus to shareholders as identified by notice to the company from the transfer institution, or persons designated as pledgees of such shares as identified by such notice to the company from the transfer institution, on the last day of each business year as stipulated below:

(1) Shareholders or registered pledgees of shares entered or recorded on the register of shareholders

(2)     Shareholders or pledgees of shares for whom all or part of their shares were not entered or recorded in the register of shareholders pursuant to Article 6 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc.

[2] The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or registered pledgees of shares were in default of receipt of distributions.

[2] If three (3) years have elapsed from the date the persons referred to in the preceding Paragraph were in default of receipt of distributions, the company shall be exempt from the obligation of distributions of surplus referred to in the preceding paragraph.

[3] (Abridged)	[3] (Same as current)
Article 35 (Interim Dividends)	Article 35 (Interim Dividends)

[1] The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Companies Act (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders as of the 30th day of September of each year.

[1] The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Companies Act (hereinafter referred to as “interim dividends”) to persons designated as pledgees of shares, as stipulated in Paragraph 1 of the preceding Article, by the notice served on the 30th day of September of each year from the transfer institution pursuant to Article 151, Paragraph 1 of the Book-Entry Transfer Act.

[2] (Abridged)	[2] (Same as current)

Third Item	Election of One (1) Member of the Board

In order to strengthen the Company’s management structure with the aim of promoting efforts to achieve its Medium-Term Management Plan, the Company will seek approval for the election of one additional member of the board at the conclusion of this Ordinary General Meeting of Shareholders. Information regarding the candidate for member of the board is below:

Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of Shares of the Company held

Takashi Hiroi (February 13, 1963)	April 1986:	Joined the Company	1,200
	July 2002:	Vice President of Department I of the Company
	June 2004:	Director of Internet Initiative Japan Inc. (expected to resign on June 26, 2015)
	May 2005:	Vice President of the Corporate Business Strategy Division of the Company
	June 2008:	Vice President of the Strategic Business Development Division of the Company
	July 2009:	Vice President of the Corporate Strategy Planning Department of the Company
	June 2014:	Senior Vice President of the Finance and Accounting Department of the Company (present post)
[Reasons for appointment as a Member of the Board]

NTT has selected Mr. Hiroi as a candidate for member of the board due to his extensive experience in overseeing the Company’s business operations, his management of the Finance and Accounting Departments of the entire NTT Group, as well as his high level of integrity and insight.

Fourth Item	Election of Five (5) Audit & Supervisory Board Members

The term of the five current Audit & Supervisory Board Members will expire at the end of this Ordinary General Meeting of Shareholders. The Company is therefore seeking approval for the reappointment of its five current Audit & Supervisory Board Members.

This item has already been approved by the Audit & Supervisory Board.

The candidates for Audit & Supervisory Board Members are as follows:

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

1	Kiyoshi Kosaka (March 28, 1951)	April 1974:	Joined Nippon Telegraph and Telephone Public Corporation	4,900
		October 1997:	General Manager of the Company’s Kyoto Branch
		July 1999:	General Manager of the Kyoto Branch of Nippon Telegraph and Telephone West Corporation
		September 2000:	Senior Manager of Department V of the Company
		July 2002:	General Manager of the Personnel Department of Nippon Telegraph and Telephone West Corporation
		June 2003:	Senior Vice President and Director of the Personnel Department of Nippon Telegraph and Telephone West Corporation
		June 2005:	Senior Vice President and Director of Department I of the Company
		June 2007:	Senior Vice President and Director of the Department of General Affairs of the Company
		June 2009:	Representative Director and President of NTT BUSINESS ASSOCIE Corporation
		June 2012:	Full Time Audit & Supervisory Board Member of NTT (present post)

[Reasons for reelection as an Audit & Supervisory Board Member]

Mr. Kosaka has been a Member of the Company’s Board of Directors and the president of one of the Group companies for a number of years. He also has experience in corporate management, general affairs, personnel and other departments. The Company expects that he will conduct future audits based on the knowledge and insight he has gained throughout his career.

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

2	Akiko Ide (February 28, 1955)	April 1977:	Joined Nippon Telegraph and Telephone Public Corporation	1,200
		June 2003:	General Manager of Customer Services at NTT DOCOMO, INC.
		September 2004:	Concurrently General Manager of Customer Services and General Manager of Information Security at NTT DOCOMO, INC.
		June 2005:	General Manager of Customer Services at NTT DOCOMO, INC.
		April 2006:	General Manager of Corporate Citizenship Department at NTT DOCOMO, INC.
		June 2006:	Executive Director and General Manager of Corporate Citizenship Department at NTT DOCOMO, INC.
		July 2008:	Executive Director and General Manager for Chugoku regional office at NTT DOCOMO, INC.
		June 2012:	Executive Director and Director of Information Security at NTT DOCOMO, INC.
		May 2013:	President and Chief Executive Officer at Radishbo-ya Co., Ltd. (resigned on May 29, 2014)
		June 2013:	Executive Director and Senior Manager in Charge of Commerce Business Promotion at NTT DOCOMO, INC.
		June 2014:	Full Time Audit & Supervisory Board Member at NTT (present post)

[Reasons for reelection as an Audit & Supervisory Board Member]

Ms. Ide has served as an Executive Director of NTT DOCOMO and the president of one of the Group companies, and has a wealth of experience in corporate management and information security as well as promoting social and environmental issues. The Company expects that she will conduct future audits based on the knowledge and insight she has gained throughout her career.

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held

3	Michiko Tomonaga (July 26, 1947)	March 1975:	Registered as a certified public accountant (certification up-to-date)	1,000
		July 2007:	Vice President of the Japanese Institute of Certified Public Accountants (resigned on July 7, 2010)
		July 2008:	Senior Partner at Ernst & Young Japan (retired on June 22, 2010)
		June 2010:	Outside Audit & Supervisory Board Member of Keikyu Corporation (present post)
		June 2011:	Outside Audit & Supervisory Board Member of NTT (present post)
		February 2012:	Audit & Supervisory Board Member of the Corporation for Revitalizing Earthquake-Affected Business (present post)
		June 2014:	Outside Director of Japan Exchange Group, Inc. (present post)
[Reasons for reelection as an Outside Audit & Supervisory Board Member]
Ms. Tomonaga has a wealth of audit experience, having worked as a certified accountant for many years, and the Company expects that she will conduct future audits based on the knowledge and insight she has gained throughout her career.

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held
4	Seiichi Ochiai (April 10, 1944)	April 1974:	Instructor in the Faculty of Law of the University of Tokyo	2,302
		April 1977:	Associate Professor in the Faculty of Law of Seikei University
		April 1981:	Professor in the Faculty of Law of Seikei University
		April 1990:	Professor at the University of Tokyo Graduate Schools for Law and Politics and the Faculty of Law of the University of Tokyo
		April 2007:	Professor at Chuo Law School (resigned on March 31, 2015)
		April 2007:	Registered as attorney-at-law (Dai-Ichi Tokyo Bar Association) (registration up-to-date)
		June 2007:	Emeritus Professor at the University of Tokyo (present post)
		June 2008:	Outside Director of EBARA CORPORATION (resigned on June 28, 2014)
		June 2012:	Outside Audit & Supervisory Board Member of NTT (present post)
		July 2012:	Director of Meiji Yasuda Life Insurance Company (present post)
		June 2013:	Outside Audit & Supervisory Board Member of Ube Industries, Ltd. (present post)
[Reasons for reelection as an Outside Audit & Supervisory Board Member]
Mr. Ochiai has held academic positions as a university professor and specialized in law for many years. The Company expects that he will conduct future audits based on the knowledge and insight he has gained throughout his career.

Candidate No.	Name (date of birth)	Resume, position, responsibility and description of concurrent positions		Number of shares of the Company held
5	Takashi Iida (September 5, 1946)	April 1974:	Registered as attorney-at-law (Daini Tokyo Bar Association) (registration up-to-date) Joined Mori Sogo Law Offices (currently Mori, Hamada and Matsumoto) (retired on December 31, 2011)	1,100
		April 1991:	Deputy Chairman of the Daini Tokyo Bar Association (resigned on March 31, 1992)
		April 1997:	Executive Governor of the Japan Federation of Bar Associations (resigned on March 31, 1998)
		April 2006:	Chairman of the Daini Tokyo Bar Association (resigned on March 31, 2007)
		April 2006:	Vice President of the Japan Federation of Bar Associations (resigned on March 31, 2007)
		January 2012:	Established Kowa Law Office (present post)
		June 2012:	Corporate Auditor for Shimadzu Corporation (present post)
		June 2013:	Corporate Auditor for JAFCO Co., Ltd. (expected to resign on June 16, 2015)
		June 2013:	Director at Alps Electric Co., Ltd. (present post)
		June 2014:	Outside Audit & Supervisory Board Member of NTT (present post)
[Reasons for reelection as an Outside Audit & Supervisory Board Member]

Mr. Ochiai is an attorney with a wealth of experience in the legal sector. The Company expects that he will conduct future audits based on the knowledge and insight he has gained throughout his career.

Notes:	1.	Each of Ms. Michiko Tomonaga, Mr. Seiichi Ochiai and Mr. Takashi Iida are candidates for outside Audit & Supervisory Board Members. Aside from holding the office of outside Member of the Board or outside Audit & Supervisory Board Member, they have not held management positions at the Company. For the reasons for reelection as an Outside Audit & Supervisory Board Member mentioned above, the Company has determined that they are capable of adequately serving as outside Audit & Supervisory Board Members.
	2.	Mr. Takashi Iida serves as an outside corporate auditor at Shimadzu Corporation, on which the Ministry of Defense imposed nomination suspension measures on January 25, 2013 for overcharging on an equipment contract for equipment that the Ministry had ordered. (Note that the nomination suspension measures were cancelled when Shimadzu Corporation returned the funds relating to the excessive claim in March 2014.) Mr. Iida was not employed at Shimadzu Corporation as an outside corporate auditor when the underlying offense took place. However, after the offense was discovered, he fulfilled the responsibilities of the role by thoroughly probing the causes of the offense, consulting with the company’s Board of Directors and Board of Auditors and making recommendations on measures to further enhance the company’s compliance system so as to prevent any recurrence.
	3.	Ms. Michiko Tomonaga, Mr. Seiichi Ochiai and Mr. Takashi Iida, who are candidates for outside Audit & Supervisory Board Members, have each held such position for four years, three years and one year, respectively.
	4.	Pursuant to the provisions of Article 427(1) of the Companies Act, the Company has entered into agreements with each of Ms. Michiko Tomonaga, Mr. Seiichi Ochiai and Mr. Takashi Iida limiting their liability for damages pursuant to Article 423(1) of that law, in order to allow them to fully perform their expected roles as Outside Audit & Supervisory Board Members. The maximum amount of their liability for damages pursuant to such agreements will be the minimum liability amount stipulated in Article 425(1) of the Companies Act. If Ms. Tomonaga, Mr. Ochiai and Mr. Iida are reelected, such limitation of liability agreements will remain in force.
In addition, if both the appointments of Mr. Kiyoshi Kosaka and Ms. Akiko Ide are approved and the Second Item (Amendments to NTT’s Articles of Incorporation) is approved, the Company also intends to enter into limitation of liability agreements with Mr. Kosaka and Ms. Ide.

Memo

Business Report (For the Fiscal Year ended March 31, 2015)
[This report describes the conditions of the corporate group (“NTT Group”) including Nippon Telegraph and Telephone Corporation (“NTT”)]

Outline of the Business of NTT Group

Business Progress and Results of NTT Group

■ Business Environment

In the fiscal year ended March 31, 2015, while the economies of Europe and certain emerging countries weakened, the U.S. economy remained stable, leading to a gradual recovery of the global economy. The Japanese economy grew steadily overall, despite decreases in consumer spending levels and other areas due to the increase in the consumption tax rate enacted in April 2014.

In the information and telecommunications market, the use of devices such as smartphones, tablets and similar devices that use fiber-optic services, LTE services, Wi-Fi and other broadband services has increased, and the use of social media and cloud services has continued to expand. There has also been a worldwide trend in both developed and developing countries of various new participants entering the market alongside telecommunications companies, and rapid growth in the variety and sophistication of services available.

■ Business Conditions

In light of these circumstances, NTT Group has worked to expand its Global Cloud Services and strengthen its network service competitiveness in accordance with its Medium-Term Management Strategy formulated in November 2012, entitled “Towards the Next Stage.”

(Regarding the Contents of the Business Report)
—

In this business report, “NTT East,” “NTT West,” “NTT Communications,” “NTT DATA” and “NTT DOCOMO” refer to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation, NTT DATA CORPORATION and NTT DOCOMO, INC., respectively.

—

With respect to amounts appearing in this report, figures determined in accordance with Japanese accounting standards are rounded down to the nearest whole unit, and figures determined in accordance with U.S. accounting principles are rounded to the nearest whole unit.

—	With respect to underlined terms, a definition of each term is provided in the “Glossary of Terms” (pages 53 - 54).

NTT Group worked to expand its provision of Global Cloud Services by taking advantage of its strengths as a corporate group to provide comprehensive cloud services from the information and telecommunications platforms stage, such as data centers and the IP backbone, to the ICT management and applications stage.

●

To reinforce the structure by which it provides Global Cloud Services, NTT Group acquired the following subsidiaries: ICT solutions provider Nexus IS, Inc. (headquartered in the United States), technology consulting service provider Oakton Limited (headquartered in Australia), cloud service solutions provider Symphony Management Consulting, LLC (headquartered in the United States), and security solutions provider InfoTrust AG (headquartered in Switzerland). NTT Group also entered into a stock purchase agreement to acquire a majority of the outstanding shares of Lux e-shelter 1 S.a.r.l. (headquartered in Luxembourg), a provider of data center services in Germany and elsewhere in Europe.

●

In order to meet the increasing global demand for data center services, NTT Group aimed to strengthen its provision of data center services overseas in Cyberjaya, Malaysia while also expanding its data center facilities in Mumbai, the commercial center of India. In Japan, NTT Group continued to provide services from Shinagawa, which is readily accessible from business districts in the Tokyo metropolitan area. NTT Group also began construction on another data center in Osaka in anticipation of growing demand, including demand for back-up sites outside of the Tokyo metropolitan area.

●

As a result of the combined initiatives of a number of NTT Group companies, NTT Group obtained orders from organizations such as HM Treasury (the United Kingdom government’s economic and finance ministry), to provide services to coordinate a number of suppliers, cloud-hosting services, and application management services. NTT Group companies also developed an enterprise resource planning (“ERP”) system and began providing operation and maintenance services for the German automaker Daimler AG. In addition, NTT Group began providing All Nippon Airways Co., Ltd. (“ANA”) with services for a unified voice service to be utilized in all of their worldwide locations.

●

In the fixed-line communications field, in order to encourage a variety of service providers from a wide range of industries to use fiber-optic access infrastructure services and to stimulate the ICT market through new channels of value creation, NTT Group began offering the “Hikari Collaboration Model,” the world’s first wholesale provision of fiber-optic access services to various service providers. The introduction of the “Hikari Collaboration Model” has allowed a variety of businesses to begin providing their own services using this model.

●

In the mobile communications field, NTT Group unveiled “Kake-hodai & Pake-aeru,” a new billing plan tailored to suit a customer’s stage of life that offers more affordable rates to long-term users, and the number of subscriptions reached 17.83 million as of March 31, 2015. In addition, NTT Group launched the “docomo Hikari Pack,” a new customer-friendly rate package that provides a discount by combining the fiber-optic broadband service “docomo Hikari,” which utilizes the “Hikari Collaboration Model,” with smartphones or mobile phones. NTT Group also launched the LTE-based voice communications service “VoLTE,” which provides reliable and high-sound quality calls compared to conventional voice calling services.

●

NTT Group also strengthened its efforts to cut costs in its fixed-line and mobile communications services. Specifically, NTT Group has worked to further enhance efficiency through cutting the cost of laying optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees and working to further improve the efficiency of its maintenance and operations business, while also introducing high-performance equipment and making effective use of its existing equipment in order to further improve equipment efficiency. Furthermore, on the basis of the “Hikari Collaboration Model” and other factors, NTT Group continued to streamline costs associated with marketing.

In order to contribute to the sustainable development of society, NTT Group companies undertook a range of activities and engaged in proactive information disclosure with the aim of meeting the quantitative indicators of the eight Priority Activities of the “NTT Group CSR Priority Activities” plan, which were established in accordance with the “NTT Group CSR Charter.”

●

As a result of NTT Group’s initiatives to reduce greenhouse gases utilizing ICT as a means of “creating a low-carbon society,” NTT Group was recognized by the Carbon Disclosure Project (CDP), the world’s largest program for the evaluation of companies in the context of climate change issues, as one of the leading companies in Japan for disclosure of the status of its corporate response and other climate change disclosure and achieved a position in the Climate Disclosure Leadership Index (CDLI) for the second consecutive year. NTT Group was also the first Japanese telecommunications provider to be selected to the Climate Performance Leadership Index (CPLI) in recognition of its distinguished performance in addressing climate change issues.

●

NTT Group continued to promote initiatives aimed at “securing high-level stability and reliability in key infrastructure,” by reexamining the hypothetical consequences of natural disasters such as major earthquakes on potentially afflicted areas, and implementing strategies to mitigate such consequences. In this context, NTT Group formulated group-wide measures to address and manage long-term electrical failures while also collaborating with local governments and other relevant entities in carrying out disaster preparedness drills. In addition, NTT Group initiated its “Mobile ICT Unit,” which enables telephone calls and data transmissions by immediately securing Wi-Fi areas in a very short timeframe in evacuation zones in the event of large and complex emergencies. NTT Group also participated in field trials for this unit in the typhoon-afflicted areas of Cebu in the Philippines.

●	In response to increasing investor demands for information regarding NTT Group’s efforts with respect to the environment, society and governance,
NTT Group issued an “Integrated Report” with the aim of supplementing the information included in the non-financial sections of its Annual Report.

In light of the foregoing and other similar endeavors, NTT Group was selected as one of the Asia-Pacific Region index companies of the Dow Jones Sustainability Index (DJSI), a global index for socially responsible investing.

As a result of the above efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2015 were 11,095.3 billion yen (an increase of 1.6% from the previous fiscal year). Consolidated operating expenses were 10,010.8 billion yen (an increase of 3.1% from the previous fiscal year). As a result, consolidated operating income was 1,084.6 billion yen (a decrease of 10.6% from the previous fiscal year), consolidated income before income taxes was 1,066.6 billion yen (a decrease of 17.6% from the previous fiscal year), and consolidated net income attributable to NTT was 518.1 billion yen (a decrease of 11.5% from the previous fiscal year).

Issues Facing the Corporate Group

■ Future Outlook of the Business Environment

In terms of the overall global economy, the economy is expected to continue its gradual recovery, due to such factors as the expectations that the U.S. economy will remain strong and the European economy will also gradually move toward recovery. The Japanese economy is expected to remain stable, buoyed by various government measures to support the economy.

A number of companies both in Japan and abroad have entered the information and telecommunications market, in which services and technology have rapidly become increasingly diverse and sophisticated, and where changes in the market, with a focus on cloud services in particular, are expected to accelerate even further going forward. Moreover, market competition that surpasses existing business sector boundaries is expected to further intensify on a global scale, encompassing both developed and developing countries.

■ Business Developments Pursuant to the Medium-Term Management Strategy

Based on the Medium-Term Management Strategy “Toward the Next Stage,” NTT Group will enhance its ongoing initiatives, designed to create new services and generate business opportunities, by collaborating with a wide range of market players with the aim of becoming a “Value Partner” that customers continue to select.

NTT Group continues to provide cloud migration services to meet the diverse needs of its customers, including pre-cloud migration consulting and post-cloud migration operations and management, and is developing and expanding its capacity to further strengthen its ability to offer a wide array of services worldwide, from its information communication technology platforms, to cloud platforms, ICT management and applications. Furthermore, NTT Group is continuing to make investments to increase its competitiveness. In addition to developing and deploying new services that utilize the collective strengths of the group as a whole, NTT Group is focusing on optimizing its business operations and working toward increasing its profits in the near term.

As a result of the above initiatives, NTT Group’s goal for overseas sales, which reached US$15 billion as of the end of the fiscal year ended March 31, 2015, is to reach US$20 billion in overseas sales by the end of the fiscal year ending March 31, 2017 and to increase the proportion of corporate sales represented by overseas sales, which reached 44.0% as of the end of the fiscal year ended March 31, 2015, to 50% or more by the end of the fiscal year ending March 31, 2017.

In the fixed-line communications field, NTT Group is working to achieve further market penetration and promote the utilization of its fiber-access services by, among other initiatives, offering value-added services by collaborating with operators in a variety of industrial fields through its “Hikari Collaboration Model.” In the mobile communications field, in order to continue to be able to support the needs of its customers, NTT Group is encouraging the evolution of its collaborations with various partners and promoting “collaborative creation” initiatives that create new added value. Moreover, in addition to making strategic capital investments in response to changes in its business model and markets, NTT Group is targeting all of its business processes in its efforts to comprehensively cut costs in both the fixed-line and mobile communications business fields, and will promote the application of the results of its research and development efforts.

As a result of the above efforts, NTT Group expects to achieve its Medium-Term Management Strategy targets and to further reduce costs related to fixed-line and mobile communications services, which, as of the end of the fiscal year ended March 31, 2015, NTT Group had reduced by 651.0 billion yen compared to the fiscal year ended March 31, 2012. NTT Group will also continue to comprehensively strengthen the competitiveness of its existing network services.

In addition, NTT Group aims to reduce its capex-to-sales ratio, which was 15.6% as of the end of the fiscal year ended March 31, 2015, to 15.0% by the end of the fiscal year ending March 31, 2016, through significant streamlining of its capital investments.

Moving forward, NTT Group will focus on its B2B2X business model, which is designed to expand NTT’s business areas by, for example, supporting the creation of new business models with sophisticated Wi-Fi platforms and contributing to the government’s “Vitalization of Local Economies” initiative by resolving the various issues facing each local region. In addition, in order to counter increasingly diverse and large-scale cyberattacks, NTT Group is promoting efforts to produce more sophisticated security countermeasures and to train cybersecurity experts (approximately 10,000 people by 2020). As a Gold Partner (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games, NTT Group will also be collaborating with a variety of industry players to contribute to hosting a safe, secure and enjoyable event.

Through these efforts, while continuing to make steady progress with the reform of its business structure based on its Medium-Term Management Strategy, NTT Group will further strengthen initiatives toward achieving the strategy’s objectives by addressing the delays that have arisen in progressing both profits and the EPS (earnings per share) growth target.

Based on its social mission to contribute to society through ICT in order to help resolve the many social issues that exist both in and outside Japan, NTT Group will continue to make a collective effort to promote CSR in accordance with the guidelines set out in the “NTT Group CSR Charter.” NTT Group will also work to increase management transparency by further enhancing the content of, for example, its “Integrated Report” and CSR report and by promoting information disclosure relating to NTT Group’s initiatives. With respect to environmental issues, which are a global concern, NTT Group will endeavor to reduce the environmental burden associated with its own business activities and contribute to reducing the environmental burden on society as a whole through the utilization of

ICT services, and will undertake further environmental contribution initiatives involving NTT Group employees.

Furthermore, in its preparations for natural disasters such as a major earthquake, NTT Group will work to provide safe and secure services by promoting initiatives such as the further enhancement of its collaborative framework with external agencies.

NTT Group has set a goal of doubling the number of women in management positions above the rank of section leader by the end of the fiscal year ending March 31, 2021, from 700 women in such positions at the end of the fiscal year ended March 31, 2013, and NTT Group will work to maintain respect for diversity and equal opportunity.

■ NTT’s Efforts as a Holding Company

In order to implement the measures described above, NTT will promote group management that utilizes the advantages of a holding company structure, such as the agile and flexible distribution of management resources and the centralization of fundamental research and development. NTT will also provide necessary advice and coordination to each of its group companies and work to achieve efficient capital procurement.

With respect to fundamental research and development activities, NTT will commit itself to the provision of flexible, fast and efficient cloud services and highly competitive network services and will work toward further technical developments, beginning with the expansion of its B2B2X business. NTT will also actively promote the steady commercialization and adoption of the results of its research and development both domestically and abroad.

Changes in Consolidated Assets and Consolidated Income of NTT Group

Category			Fiscal year ended March 31, 2012	Fiscal year ended March 31, 2013	Fiscal year ended March 31, 2014	Fiscal year ended March 31, 2015
Operating revenues	(billions of yen	)	10,507.4	10,700.7	10,925.2	11,095.3
Operating income	(billions of yen	)	1,223.0	1,202.0	1,213.7	1,084.6
Income before income taxes	(billions of yen	)	1,239.3	1,197.6	1,294.2	1,066.6
Net income	(billions of yen	)	467.7	521.9	585.5	518.1
Net income per share	(yen	)	366.67	430.68	509.21	473.69
Total assets	(billions of yen	)	19,389.7	19,549.1	20,284.9	20,702.4
Shareholders’ equity	(billions of yen	)	7,882.6	8,231.4	8,511.4	8,681.9
Shareholders’ equity per share	(yen	)	6,441.26	6,944.17	7,667.57	8,201.27

Notes:	1.	The consolidated financial statements of NTT Group are prepared in accordance with U.S. Generally Accepted Accounting Principles.
	2.

Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Shareholders’ equity per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.

	3.	Net income reflects net income attributable to NTT (excluding the portion attributable to noncontrolling interests).
	4.	Net income per share reflects net income per share attributable to NTT (excluding the portion attributable to noncontrolling interests).
	5.

As a result of the application of the equity method to NTT Group’s investment in Philippine Long Distance Telephone Company for the fiscal year ended March 31, 2014, the equity method of accounting was applied retrospectively. Consequently, the above figures for income before income taxes, net income, net income per share, total assets, shareholders’ equity and shareholders’ equity per share for the fiscal year ended March 31, 2013 have been revised.

Review of NTT Group Operations

■ Overview

In its capacity as the holding company of the NTT Group companies, during the past fiscal year, NTT continued work on the planning of group-wide strategies and redistribution of managerial resources in line with changes in the business environment. NTT also conducted fundamental research and development activities and provided the results to each group company for their broader dissemination, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised voting and other shareholder rights at the general shareholders’ meetings of each of its group companies.

NTT repurchased 51,000,000 shares of its common stock for an aggregate amount of 338.1 billion yen pursuant to a resolution passed at its board of directors’ meeting held on November 7, 2014.

NTT plans to set its annual dividends at 180 yen per share for the fiscal year ended March 31, 2015.

■ Provision of Advice and Intermediary Services to Group Companies

NTT continues to provide appropriate and timely advice and intermediary services to group companies to facilitate the performance of their business activities in accordance with group policies and objectives.

Specifically, NTT Group provided advice and intermediary services aimed at expanding its provision of Global Cloud Services and strengthening its network service competitiveness in line with its Medium-Term Management Strategy “Towards the Next Stage.” As compensation for these services, NTT received 18.5 billion yen in group management and administration revenues for the fiscal year ended March 31, 2015 (a very slight increase from the previous fiscal year).

■ Fundamental Research & Development Activities

Pursuant to its Medium-Term Management Strategy “Towards the Next Stage,” NTT has undertaken research and development on fundamental technologies that contribute to the provision of flexible, quick and efficient cloud services as well as cost-effective network services in order to continue being its customers’ service provider of choice as a “Value Partner.” NTT worked to achieve technological development based on a variety of market demands and aimed to accelerate the creation of new value by collaborating with other companies through promoting open innovation. In addition, NTT participated in research focused on business collaboration activities with growth potential and carried out research on cutting-edge technologies in anticipation of future market trends. NTT also formulated business plans through its “General Production System” to promptly commercialize the results of its research and development in light of technological and business plan developments by observing market trends.

●

By participating as Asia’s only Gold Member in the “Cloud Foundry Foundation,” an open-source development community that builds cloud computing platforms, NTT strengthened its application development capabilities for cloud services.

●

NTT provided technical support for the launch of services that enable users to easily expand their storage capacity through the open-source storage platform software “Sheepdog,” which was developed by NTT and is widely used throughout the world.

●

In order to achieve cost-optimized network services through network simplification, NTT developed technologies that integrate fixed-line telephone networks with the Internet as well as technologies that integrate the multistage configuration of networks.

●

In order to enable the flexible and rapid development and addition of functionality to networks, NTT developed a controller and software switch that can run on a general-purpose server using virtualization technology, and opened these products to the public as open source.

●

In order to distribute large capacity and high-speed content in a flexible and cost-effective manner, NTT promoted research and development on 400 Gbps optical transmission technology, the world’s fastest-level transmission speed, and is working toward its objective of making the technology commercially viable.

●

NTT significantly contributed to the commercialization of physical training support services utilizing the advanced nanofiber material “hitoe,” jointly developed with Toray Industries, Inc., a fabric coated with a conductive resin which, when worn, can acquire the wearer’s biometric information such as heart rate and electrocardiogram waveform.

●

During the 2014 FIFA World Cup Brazil, NTT significantly contributed to the provision of ultra-realistic live video coverage by providing stable and reliable IP transmission technologies between Brazil and Japan for public viewing in ultra-high definition 8K resolution, sponsored by Japan Broadcasting Corporation.

●

In partnership with DWANGO Co., Ltd., NTT created and contributed to commercializing technologies that enable an immersive visual experience through the high-quality distribution of images from omni-directional cameras installed in live performance venues.

●

NTT developed a “Compact Intelligent Microphone” that enables high-quality calls and highly accurate voice recognition even in extremely loud environments exceeding 100 dB. Through the “Social Infrastructure x ICT” research and development collaboration initiative with Mitsubishi Heavy Industries, Ltd., NTT conducted tests to enable accurate communication in factories.

NTT developed a technology that accurately recognizes the identity of, and searches for and displays the information of, a subject photographed from any angle. By holding a device, such as a smartphone, against a sign or building, the technology provides tourist navigation services designed for specific users and circumstances. NTT developed an audio processing software technology that delivers dynamic sounds from sporting events to television viewers by extracting clear sounds from the competition that are often obscured by the cheers of spectators. In an effort to encourage the growth of the provision of services creating a highly immersive visual experience through ultra-high definition images with 4K resolution, NTT developed the world’s first LSI that is compatible with the latest international video coding standard and which enables the transmission of high-quality visual material. In order to enable subscribers to reliably and securely use ICT services, NTT assisted in organizing programs to improve the training of cybersecurity specialists. In addition, NTT also prepared to sponsor a course at Waseda University on “Cyber-attack and Cyber-defense Technologies” to contribute to Japan’s cybersecurity training.

●

NTT participated in the National Institute of Informatics’ artificial intelligence project, “Can a Robot Get Into the University of Tokyo?” for the first time and was in charge of the English department. By applying its language and knowledge processing technologies developed over the years, NTT robots succeeded in achieving higher marks than the average test-taker on the practice exams for the National Center Test for University Admissions conducted by Yoyogi Seminar, a private cram school to prepare students for university entrance examinations.

●

NTT developed “HenGenTou” (Deformation Lamps), which is a light projection technology based on research on human sensory information processing by projecting patterns of light on static objects to produce impressions of realistic movements.

●	With the aim of further speeding up and reducing energy consumption of information and communications technologies, NTT developed the world’s first Hikari random access memory (RAM) with a speed exceeding 100b, which makes it possible to process information without converting high-speed light signals into electrical signals.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year ended March 31, 2015 totaled 110.0 billion yen (a decrease of 8.2% from the previous fiscal year), and NTT received basic research and development revenues of 106.4 billion yen (a decrease of 7.0% from the previous fiscal year) as compensation for these research and development activities.

■ Share Ownership and Exercise of Voting Rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining its independence and autonomy. When exercising voting rights as a shareholder at the general shareholders’ meetings of each group company during the fiscal year ended March 31, 2015, NTT determined that the business practices, financial conditions, retained earnings, and other conditions during the previous fiscal year (the fiscal year ended March 31, 2014) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received 276.8 billion yen in dividends (a decrease of 3.9% from the previous fiscal year).

NTT recorded a special profit of 299.2 billion yen after selling 176,991,100 of its shares in NTT DOCOMO, INC. following NTT DOCOMO’s announcement of its decision to repurchase 206,489,675 shares of its common stock.

■ Changes in Non-Consolidated Assets and Non-Consolidated Income of NTT

Category			Fiscal year ended March 31, 2012	Fiscal year ended March 31, 2013	Fiscal year ended March 31, 2014	Fiscal year ended March 31, 2015
Operating revenues	(billions of yen	)	411.3	432.7	430.8	411.8
Operating income	(billions of yen	)	257.6	278.6	283.5	273.9
Recurring profit	(billions of yen	)	259.3	274.4	277.3	272.3
Net income	(billions of yen	)	257.2	271.5	279.2	556.5
Net income per share	(yen	)	201.72	224.05	242.86	508.90
Total assets	(billions of yen	)	7,524.7	7,467.8	7,302.0	7,027.3
Net assets	(billions of yen	)	4,703.0	4,641.1	4,329.0	4,345.4
Net assets per share	(yen	)	3,843.08	3,915.36	3,899.84	4,104.93

Notes:	1.	The non-consolidated financial statements of NTT are prepared in accordance with Japanese Generally Accepted Accounting Principles.
	2.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Net assets per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.

■ Overview

NTT East and NTT West, NTT’s main subsidiaries in the regional communications business segment, worked to secure solid revenue streams by collaborating with other business operators, expanding their respective FLET’S Hikari service offerings, promoting fiber-optic and IP-related services through the expansion of opportunities for use of Wi-Fi-based fiber-optic, and by launching the “Hikari Collaboration Model,” which provides wholesale fiber-optic services to a variety of businesses. The main initiatives are as follows.

■ Number of Subscriptions for Major Services

● “FLET’S Hikari”:	18.72 million subscriptions (an increase of 0.67 million subscriptions from the previous fiscal year)
● “Hikari Denwa”:	17.11 million channels (an increase of 0.85 million channels from the previous fiscal year)
● “FLET’S TV”:	1.34 million subscriptions (an increase of 0.18 million subscriptions from the previous fiscal year)

Note:	The figures for “FLET’S Hikari,” “Hikari Denwa” and “FLET’S TV” include wholesale services provided to service providers by NTT East and NTT West.

■ Promotion of Fiber-optic and IP-related Services

Service or Product	Overview
Hikari Collaboration Model (NTT East, NTT West)	A service that provides wholesale NTT East and NTT West fiber-optic access services to a variety of service providers.
O2O Cloud Service (NTT East)	A Wi-Fi-based application service aimed at businesses in the restaurant, retail and other similar industries.
Office Anshin Pack (NTT West)	A service that provides detailed ICT support for small and medium-sized enterprises (SMEs) as an IT helpdesk for offices.
Giga Raku Wi-Fi (NTT East)

A service for SMEs that is designed to serve unique Wi-Fi environments through a pre-determined menu plan and that aims to provide both Wi-Fi access point equipment and support for their installation and operation.

Omoide Album on FLET’S (NTT West)	A service that allows users to view photos and videos via the Internet on computers and other devices by enabling users to digitalize photos and videotapes and store them on the cloud.

Business Partner	Overview
Japan Airlines Co., Ltd. (NTT East)

Provided customers who purchased JAL tickets departing from overseas locations to Japan with IDs and passwords through JAL’s overseas domains to enable 14 days of free Wi-Fi access through “Hikari Station” Wi-Fi hotspots.

DAIICHIKOSHO CO., LTD. (NTT West)

Launched the “Hikari Karaoke BOX+ @DAM” service, which uses the “Hikari BOX+ ” digital media player offered by NTT West to provide in-home access to the same “LIVE DAM” karaoke music tracks that DAIICHIKOSHO CO., LTD. provides to karaoke companies.

■ Improving Customer Service

●

Subscriptions to “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.51 million.* (NTT East/NTT West)

*	This includes subscriptions to wholesale services provided to service providers by NTT East and NTT West.
●

Subscriptions to the “FLET’S Hikari Members Club” (for NTT East) and “CLUB NTT-West” (for NTT West) membership privilege programs, which offer special content and points based on monthly usage, reached a total of 10.76 million.

■ Overview

Pursuant to its “Vision 2015” business strategy, NTT Communications, NTT’s main subsidiary in the long-distance and international communications business segment, worked to become the optimal business partner that global customers choose to work with and a true leading global player (Global ICT Partner). For corporate clients, NTT Communications worked to provide seamless ICT solutions unique to telecommunication providers that not only provide cloud services but also combine networks, security, applications, and managed ICT services. For individual customers, NTT Communications worked to provide more convenient applications and rich content, enabling new lifestyles. The main initiatives are as follows.

■ Number of Subscriptions for Major Services

● Hikari TV:	3.01 million subscriptions (an increase of 0.19 million subscriptions from the previous fiscal year)
● OCN:	8.28 million subscriptions (an increase of 0.13 million subscriptions from the previous fiscal year)
● Plala:	2.96 million subscriptions (a decrease of 0.10 million subscriptions from the previous fiscal year)

■ Development of Global Business

●	Strengthening of Systems for Service Provision
●

With regard to its “Nexcenter™” data center services, NTT Communications commenced operations at its Malaysia Cyberjaya 4 Data Center. In addition, NTT Communications began construction of the India Mumbai 5 Data Center, the Osaka 5 Data Center and the Virginia Ashburn 2 (VA2) Data Center facilities. Furthermore, NTT

Communications entered into a stock purchase agreement to acquire a majority of the outstanding shares of Lux e-shelter 1 S.a.r.l. (headquartered in Luxembourg), a provider of data center services in Germany and elsewhere throughout Europe, and took other actions to substantially strengthen its data center bases.

●

In order to strengthen its total security services, which support global businesses from their establishment of information security management initiatives to their introduction of countermeasures and operations, and to further establish its infrastructure in the Germany, Switzerland, and Austria region, NTT Communications acquired InfoTrust AG (headquartered in Switzerland), which has a client base of multinational corporations in Switzerland.

●	Network Expansion
●

To meet demand for high-quality, highly reliable IP backbones, NTT Communications established new connection points as part of its Global Internet Access service “Global IP Network” in Boston, United States and Bangkok, Thailand.

■ Development of Services for Corporate Clients

Service	Overview
Arcstar Contact Center	A cloud service that enables an increase or decrease in the number of operators and flexible changes to functions used at contact centers that conduct customer service business operations.
Arcstar Universal One Advanced Option Virtual Appliance Type	An optional service that provides cloud-based network functions such as firewalls and application acceleration that previously required the installation of dedicated on-premise equipment.
Global Management One

A service that provides a centralized portal for and the operation and management of all ICT environments, including NTT Communications Group services (ranging from networks to cloud platforms and applications), customers’ on-premise equipment and other companies’ services, with globally uniform specifications and quality.

■ Development of Services for Individual Customers

Service	Overview
OCN Hikari	A service that enables the integrated use of optical broadband services and the Internet connection service “OCN” by using the “Hikari Collaboration Model” provided by NTT East and NTT West.

■ Overview

NTT DATA has evolved into a corporate group that efficiently provides a wide range of ICT services on a global scale, and is working to achieve its business goals of “Global Top 5 (Revenue over 1,500 billion yen)” and “EPS (Earnings Per Share) of 200 yen.” NTT DATA’s Medium-Term Management Plan for the fiscal year ended March 31, 2013 through the fiscal year ending March 31, 2016 has the following focus areas: “Expansion of new fields and reinforcement of product competitiveness,” “Expansion, enhancement and reinforcement of global business” and “Pursuit of overall optimization.” The main initiatives are as follows.

■ Management Policies

Targeting the costs required for management operations, NTT DATA worked steadily toward the reorganization and integration of divisions and mobilization and optimized allocation of management resources, beginning with standardization, improvement of efficiency and consolidation of its business.

■ Status of Business Activity Measures

●

NTT DATA concluded a multi-year agreement with Daimler AG, the German automobile manufacturer, and began providing services as a strategic partner for the maintenance and operation of its global enterprise resource planning (“ERP”) system and for the development of additional systems.

●

NTT DATA received an order from the government of Myanmar to develop trade processing and customs clearing systems, utilizing NTT DATA’s expertise in domestic trade processing and customs clearing systems, as part of the initiative to export Japanese infrastructure solutions.

●	With regard to the digital archiving work contracted with the Vatican Apostolic Library, NTT DATA digitalized the Library’s valuable manuscripts and made them available for viewing by the public on the Library’s website.
●

NTT DATA, in partnership with Tokyo Electric Power Co., Inc. (TEPCO), promoted a series of services that utilize the Smart Meter operations management system developed by TEPCO. In addition, NTT DATA received an order from the Organization for Cross-Regional Coordination of Transmission Operators, Japan for a “switching support system” aimed at promoting the organization’s electric power system reform.

Service	Overview

BizXaas Omni-channel

A cloud service that enables centralized management of product information, customer information, inventory information, and information on orders received, which had previously been managed separately on e-commerce sites or at actual store locations.

■ Overview

NTT DOCOMO, NTT’s major subsidiary in the mobile communications business segment, undertook various initiatives to reinforce its competitiveness in the mobile area, including the launch of a new billing plan, the enhancement of networks using LTE services and the introduction of highly functional and appealing devices. In addition, in the Smart Life area, NTT DOCOMO promoted its expansion of new services to support Smart Life for its customers by further enhancing dmarket, through collaboration and partnerships with a variety of vendors, and through other initiatives. NTT DOCOMO also launched the fiber-optic broadband services “docomo Hikari” and “docomo Hikari Pack” in March 2015. The main initiatives are as follows.

■ Number of Subscriptions to Major Services

In order to meet the diverse needs of its customers, NTT DOCOMO endeavored to enhance its product lineup, including its smartphone and tablet devices, wearable devices, Wi-Fi devices, and other offerings.

•	Number of mobile phone service subscriptions:	66.6 million (an increase of 3.49 million subscriptions from the previous fiscal year)

	(Included in the above) LTE (“Xi” service) subscriptions:	30.74 million (an increase of 8.78 million subscriptions from the previous fiscal year)

	(Included in the above) FOMA service subscriptions:	35.85 million (a decrease of 5.29 million subscriptions from the previous fiscal year)

(Note)	Number of subscriptions to mobile phone services as well as LTE (“Xi”) and FOMA services includes communication module service subscriptions.

Service	Description

Kake-hodai & Pake-aeru

A new billing plan comprising four main components: “Kake-hodai” (a flat-rate domestic voice calling plan), “Share Pack” (a packet data quota-sharing plan among family members), “Zutto DOCOMO Wari” (a discount service favoring long-term users with graduated discounts based on length of subscription) and “U25 Ouen Wari” (a service providing helpful discounts to users of age 25 or younger)

ddelivery	A service that delivers take-out and household groceries.

dmagazine	A service that provides unlimited access to electronic magazines at a fixed rate.

“docomo Hikari” Standalone Type	A fiber-optic broadband service utilizing the “Hikari Collaboration Model” provided by NTT East and NTT West.
ISP Rate Inclusive Type	An inclusive service comprising fiber-optic broadband service utilizing the “Hikari Collaboration Model” provided by NTT East and NTT West, and Internet connection service.

docomo Hikari Pack	A discount service that provides “docomo Hikari” and smartphone/cellphone services at discounted rates by combining the rate of “docomo Hikari” with “Kake-hodai & Pake-aeru.”

■ Expansion of Service Area

●

In order to provide even wider service areas, NTT DOCOMO increased the number of LTE base stations nationwide from 55,300 to 97,400. In addition, in order to promote further increases in speed, NTT DOCOMO increased the number of LTE base stations that can support maximum download speeds of over 100 Mbps from 3,500 to 57,700.

●

NTT DOCOMO launched “VoLTE,” an LTE-based voice communications service which provides reliable and high-sound quality calls compared to conventional voice calling services. In addition, NTT DOCOMO began providing “PREMIUM 4G™,” a service that delivers download speeds of up to 225 Mbps using the next-generation LTE-Advanced system.

■ Efforts in the Smart Life Area

●

In conjunction with runtastic GmbH (headquartered in Austria), NTT DOCOMO jointly developed and launched “Runtastic for docomo,” a new training support service that uses a wearable measurement device made from the “hitoe” fabric, which measures and manages users’ heart rate, electrocardiograph and other bodily data, in conjunction with a dedicated application.

●

NTT DOCOMO entered into an agreement with Tesla Motors, Inc. (headquartered in the United States) to provide an in-vehicle information/ communication platform and data connectivity for Tesla Model S electric vehicles marketed in Japan.

External Financing and Capital Investment of NTT Group

External Financing

NTT Group raised capital for capital investment and other purposes in the form of long-term funding in the amount of ¥615.4 billion.

The details of the long term funding are as follows:

Category	Amount (billions of yen)	Remarks
Corporate Bonds	109.0	• NTT FINANCE CORPORATION
		Straight domestic bonds:	¥55.0 billion
		• NTT URBAN DEVELOPMENT CORPORATION
		Straight domestic bonds:	¥30.0 billion
		Other
Long-term borrowings	506.4
Total	615.4

   Of the aggregate of ¥615.4 billion of long-term funding raised, NTT raised ¥221.0 billion from long-term funding to be used by NTT for the purpose of making loans to NTT East, NTT West and NTT Communications for their capital investments and by NTT as funds for stock repurchases.

Capital Investment

NTT Group made a total of ¥1,817.5 billion of capital investments (a decrease of 4.0% from the previous fiscal year), focused on responding to customer demands for various services such as “FLET’S Hikari” and LTE (“Xi”) service, among others.

Capital investments by NTT and its main subsidiaries were as follows:

Company	Capital Investment (billions of yen)
Nippon Telegraph and Telephone Corporation	17.0
Nippon Telegraph and Telephone East Corporation	312.1
Nippon Telegraph and Telephone West Corporation	314.5
NTT Communications Corporation	121.4
NTT DATA CORPORATION (consolidated)	140.9
NTT DOCOMO, INC. (consolidated)	661.8

NTT Group Employment

Number of employees in NTT Group (as of March 31, 2015):	241,593 (an increase of 1,837 from the previous fiscal year)

Number of employees of NTT and its main subsidiaries:

Company	Number of Employees
Nippon Telegraph and Telephone Corporation	2,835
Nippon Telegraph and Telephone East Corporation	5,009
Nippon Telegraph and Telephone West Corporation	4,626
NTT Communications Corporation	6,509
NTT DATA CORPORATION (consolidated)	76,642
NTT DOCOMO, INC. (consolidated)	25,680

Note:	In addition to the employees indicated above, the NTT East regional subsidiaries (including NTT EAST-MINAMI KANTO CORPORATION, NTT EAST-KANSHINETSU CORPORATION, NTT EAST-TOHOKU CORPORATION, NTT EAST-HOKKAIDO CORPORATION, NTT-ME CORPORATION and NTT EAST SERVICE CORPORATION) employ approximately 26,950 persons and the NTT West regional subsidiaries (NTT BUSINESS SOLUTIONS CORPORATION, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, and NTT FIELDTECHNO CORPORATION and NTT BUSINESS ASSOCIE WEST CORPORATION) employ approximately 26,500 persons.

Main Lenders and Outstanding Borrowings of NTT Group

Lender	Outstanding Borrowings (billions of yen)
Mizuho Bank, Ltd.	420.1
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	259.6
Nippon Life Insurance Company	150.0
Sumitomo Mitsui Banking Corporation	142.5
Mitsubishi UFJ Trust and Banking Corporation	136.3
Meiji Yasuda Life Insurance Company	105.0
Sumitomo Mitsui Trust Bank, Limited	95.1
Development Bank of Japan Inc.	72.6
The Nishi-Nippon City Bank, Ltd.	66.5
Shinkin Central Bank	58.5

Material Subsidiaries

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Nippon Telegraph and Telephone East Corporation	¥335,000 million	100.00	As described on page 29
Nippon Telegraph and Telephone West Corporation	¥312,000 million	100.00	As described on page 29
NTT Communications Corporation	¥211,763 million	100.00	As described on page 31
NTT DATA CORPORATION	¥142,520 million	54.19 (0.02)	As described on page 34
NTT DOCOMO, INC.	¥949,679 million	66.65 (0.01)	As described on page 36
Verio Inc.	US$7,492.33 million	0 (100.00)	Provision of internet solution services in North America
Spectrum Holdings Inc.	US$4,101.93 million	0 (100.00)	Overall management of European and United States subsidiaries of Dimension Data Holdings plc
NTT America, Inc.	US$1,890.45 million	0 (100.00)	Provision of Arcstar services in North America
NTT Data International L.L.C.	US$1,529.67 million	0 (100.00)	Overall management of North American subsidiaries of NTT DATA CORPORATION
NTT DATA, Inc.	US$1,236.41 million	0 (100.00)	Consulting, system design and development
Dimension Data Commerce Centre Limited	US$1,136.11 million	0 (100.00)	Communications equipment sales in the Americas
Dimension Data (U.S.) II, Inc.	US$822.86 million	0 (100.00)	Investment activities in the Americas
Virtela Technology Services Incorporated	US$513.48 million	0 (100.00)	Provision of network services
Dimension Data (U.S.) Inc.	US$480.24 million	0 (100.00)	Overall management of American subsidiaries of Dimension Data Holdings plc

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities

NTT DATA EMEA LTD.	€407.12 million	0 (100.00)	Overall management of European subsidiaries of NTT DATA

RW Holdco Inc.	US$420.44 million	0 (100.00)	Holding company of RagingWire Data Centers, Inc.

RagingWire Data Centers, Inc.	US$420.41 million	0 (100.00)	Provision of data center services in North America

NTT URBAN DEVELOPMENT CORPORATION	¥48,760 million	67.30	Real estate acquisition, construction, management, and leasing

Dimension Data Holdings plc	US$388.52 million	100.00	Overall management of Dimension Data group

Dimension Data North America, Inc.	US$375.56 million	0 (100.00)	Building ICT system infrastructure and provision of maintenance support

DOCOMO Deutschland GmbH	€337.61 million	0 (100.00)	Holding company of net mobile AG and Buongiorno S.p.A.

RW Midco Inc.	US$346.97 million	0 (80.05)	Holding company of RW Holdco, Inc.

NTT DATA EUROPE GmbH & CO. KG	€308.05 million	0 (100.00)	Overall management of NTT DATA CORPORATION’s overseas subsidiaries which provide SAP services

Solutionary, Inc.	US$231.19 million	100.00	Provision of managed security services

NTT EUROPE LTD.	GB£153.83 million	0 (100.00)	Provision of Arcstar services in Europe

DOCOMO interTouch Pte. Ltd.	US$218.71 million	0 (100.00)	Provision of high-speed Internet connection services for hotels

mmbi, Inc.	¥24,890 million	0 (60.45)	Provision of basic broadcasting business stipulated by the Broadcast Act and related services

Arkadin International SAS	€168.64 million	0 (92.09)	Provision of teleconference, Web conference and video conference services

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities

NTT AUSTRALIA PTY. LTD.	A$218.73 million	0 (100.00)	Provision of Arcstar services in Australia

NTT COMWARE CORPORATION	¥20,000 million	100.00	Development, production, operation and maintenance of information communications systems and software

DOCOMO Guam Holdings, Inc.	US$161.27 million	0 (100.00)	Holding company of DOCOMO PACIFIC, INC. and MCV Guam Holding Corp.

NTT FINANCE CORPORATION	¥16,770 million	92.17 (7.83)	Lease and installment sales of telecommunications related devices, and billing and collection of charges for communications and other services

GYRON INTERNET LIMITED	GB£93.00 million	0 (100.00)	Provision of data center related services in the UK

NTT DATA Enterprise Services Holding, Inc.	US$130.09 million	0 (100.00)	Consulting as well as system design and development

UD EUROPE LIMITED	GB£81.80 million	0 (100.00)	Investment in and management of real estate in the UK

NTT DATA ASIA PACIFIC PTE. LTD.	SG$160.36 million	0 (100.00)	Overall management of NTT DATA CORPORATION’s Asia-Pacific subsidiaries

NETMAGIC SOLUTIONS PRIVATE LIMITED	INR7,210.92 million	0 (81.63)	Provision of data center and related services in India

Dimension Data International Limited	US$109.62 million	0 (100.00)	Holding company of Dimension Data Holdings Nederland B.V.

NTT DATA Deutschland GmbH	€97.65 million	0 (100.00)	Consulting, as well as system design and development

NTT FACILITIES, INC.	¥12,400 million	100.00	Design, management, and maintenance of buildings, equipment, and electric power facilities

NTT Plala Inc.	¥12,321 million	0 (95.39)	Provision of Internet connection and video distribution services

net mobile AG	€88.66 million	0 (87.36)	Provision of mobile contents and fee-based platforms to carriers

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities

DOCOMO Systems, Inc.	¥11,382 million	0 (100.00)	System design and development

NETMAGIC IT SERVICES PRIVATE LIMITED	INR5,545.00 million	0 (100.00)	Provision of IT outsourcing and managed services in India

Dimension Data Holdings Nederland B.V.	€80.93 million	0 (100.00)	Investment activities in Europe

EVERIS PARTICIPACIONES, S.L.U.	€72.99 million	0 (100.00)	Consulting, system design and development

Notes:	1.	The equity ownership percentages are calculated exclusive of the treasury stock each company owns. The figures in parentheses represent the equity ownership percentages of NTT’s subsidiaries. Capitalization of overseas subsidiaries includes Additional Paid-In Capital (APIC).
	2.	NTT has 917 consolidated subsidiaries including important subsidiaries listed above, and 121 equity method affiliates.
	3.	Verio Inc. was merged into NTT America, Inc. on April 1, 2015.
	4.	The capitalization of Verio Inc., Spectrum Holdings Inc., NTT America, Inc., Virtela Technology Services Incorporated, NTT DATA EMEA LTD., NTT DATA EUROPE GmbH & CO. KG, Arkadin International SAS, NTT DATA ASIA PACIFIC PTE. LTD. increased while the capitalization of NTT DATA, Inc., Dimension Data Commerce Centre Limited, RW Holdco Inc., RagingWire Data Centers, Inc., NTT DATA Enterprise Services Holding, Inc., NTT DATA Deutschland GmbH decreased.
	5.	NTT’s equity ownership in Arkadin International SAS decreased from 92.21% to 92.09%.
	6.	Solutionary, Inc., GYRON INTERNET LIMITED, NETMAGIC SOLUTIONS PRIVATE LIMITED, Dimension Data International Limited, DOCOMO Systems, Inc., NETMAGIC IT SERVICES PRIVATE LIMITED and Dimension Data Holdings Nederland B.V. are newly shown as material subsidiaries.
	7.	Of the subsidiaries considered material last year, NTT DATA International Services, Inc. is not on the list this fiscal year as it was acquired by NTT Data Inc., and Buongiorno S.p.A. and NTT Resonant Inc. are not on the list due to reduced capitalization.

Matters Regarding Shares

Total number of shares authorized to be issued by NTT:

6,192,920,900 shares

Total number of shares issued and outstanding:

1,136,697,235 shares (treasury stock: 78,097,606 shares)

Number of shareholders as of the end of the fiscal year ended March 31, 2015:

937,211

Principal Shareholders

Shareholders	Number of Shares Held (thousands)	Equity Ownership (%)
The Minister of Finance	369,062	34.86
Japan Trustee Services Bank, Ltd. (Trust Account)	36,602	3.46
The Master Trust Bank of Japan, Ltd. (Trust Account)	30,248	2.86
Moxley & Co. LLC	15,407	1.46
State Street Bank and Trust Company	12,597	1.19
JPMorgan Chase Bank 385632	10,241	0.97
Japan Trustee Services Bank, Ltd. (Trust Account 9)	9,998	0.94
NTT Employee Share-Holding Association	9,140	0.86
The Bank of New York Mellon SA/NV 10	8,840	0.84
State Street Bank and Trust Company 505202	8,396	0.79

Notes:	1. Number of Shares Held is rounded down to the nearest thousand.
2. NTT’s holdings of treasury stock (78,097,606 shares) are not included in the above table.
3. Equity ownership percentages do not include treasury stock.

Matters Regarding Corporate Officers

Status of Members of the Board and Audit & Supervisory Board Members

Position	Name	Responsibilities	Description of Principal Concurrent Positions
Chairman of the Board	Satoshi Miura
Representative Member of the Board, President, Chief Executive Officer	Hiroo Unoura
Representative Member of the Board, Senior Executive Vice President	Hiromichi Shinohara	In charge of technical strategy In charge of international standardization Senior Vice President of Research and Development Planning Department
Representative Member of the Board, Senior Executive Vice President	Jun Sawada	In charge of business strategy In charge of risk management
Member of the Board, Executive Vice President	Mitsuyoshi Kobayashi	Senior Vice President of Technology Planning Department	Director of NTT COMWARE CORPORATION
Member of the Board	Akira Shimada	Senior Vice President of General Affairs Department	Member of the Board of Nippon Telegraph and Telephone West Corporation
Member of the Board	Hiroshi Tsujigami	Senior Vice President of Corporate Strategy Planning Department	Senior Vice President of Nippon Telegraph and Telephone East Corporation
Member of the Board	Tsunehisa Okuno	Senior Vice President of Global Business Office	Senior Vice President of Dimension Data Holdings plc
Member of the Board	Hiroki Kuriyama	Senior Vice President of Strategic Business Development Division In charge of 2020 Project
Member of the Board	Katsuhiko Shirai		Chairperson of the Foundation for the Open University of Japan Outside Director of Japan Display, Inc.
Member of the Board	Sadayuki Sakakibara		Chairman of the Board of Toray Industries, Inc. Director of Hitachi, Ltd. Chairman of the Japan Business Federation (Keidanren)
Full-time Audit & Supervisory Board Member	Kiyoshi Kosaka
Full-time Audit & Supervisory Board Member	Akiko Ide
Outside Audit & Supervisory Board Member	Michiko Tomonaga		Certified Public Accountant Corporate Auditor of Keikyu Corporation Corporate Auditor of the Corporation for Revitalizing Earthquake-Affected Business Director of Japan Exchange Group, Inc.
Outside Audit & Supervisory Board Member	Seiichi Ochiai		Professor at Chuo Law School Lawyer Outside director of Meiji Yasuda Life Insurance Company Corporate Auditor of Ube Industries, Ltd.
Outside Audit & Supervisory Board Member	Takashi Iida		Lawyer Outside Corporate Auditor of Shimadzu Corporation Corporate Auditor of JAFCO Co., Ltd. Director of Alps Electric Co., Ltd.

Notes:	1. The members of the board and audit & supervisory board members who retired in the fiscal year under review are listed in the following table.

Name	Retirement Date	Reason for retirement	Position at time of retirement	Remarks

Yasuyoshi Katayama	June 26, 2014	Expiration of term	Representative Director and Senior Executive Vice President	In charge of technical strategy In charge of risk management

Hiroki Watanabe	June 26, 2014	Expiration of term	Representative Director and Senior Executive Vice President	In charge of business strategy

Yoshikiyo Sakai	June 26, 2014	Expiration of term	Member of the Board

Toru Motobayashi	June 26, 2014	Resignation	Audit & Supervisory Board Member

Yoshitaka Makitani	June 26, 2014	Resignation	Audit & Supervisory Board Member

2. The members of the board and audit & supervisory board members who were newly elected and assumed office at the 29th Ordinary General Meeting of Shareholders convened on June 26, 2014 are listed in the following table.

Name	Position	Responsibilities
Jun Sawada	Representative Member of the Board, Senior Executive Vice President	In charge of business strategy In charge of risk management
Hiroki Kuriyama	Member of the Board	Senior Vice President of Strategic Business Development Division In charge of 2020 Project
Akiko Ide	Full-time Audit & Supervisory Board Member
Takashi Iida	Audit & Supervisory Board Member

3. Changes in Members of the Board’s positions and responsibilities in the fiscal year under review are as described in the following table.

Name	After change	Before change	Date of change
Hiromichi Shinohara

Representative Member of the Board,

Senior Executive Vice President

In charge of technical strategy

In charge of international standardization

Senior Vice President of Research and

Development Planning Department

		Member of the Board, Executive Vice President In charge of international standardization Senior Vice President of Research and Development Planning Department	June 26, 2014
Mitsuyoshi Kobayashi	Executive Vice President Senior Vice President of Technology Planning Department	Member of the Board Senior Vice President of Technology Planning Department Senior Vice President of Strategic Business Development Division	June 26, 2014

4. Changes in principal concurrent positions of members of the board and audit & supervisory board members in the fiscal year under review are as described in the following table.

Position	Name	Company Where Concurrent Position Held	Description of Concurrent Position	Remarks
Member of the Board	Sadayuki Sakakibara	Toray Industries, Inc.	Representative Member of the Board	Resigned on June 25, 2014
		Mitsui O.S.K. Lines, Ltd.	Director	Resigned on June 24, 2014
		Japan Business Federation	Chairman	Appointed on June 3, 2014
Audit & Supervisory Board Members	Michiko Tomonaga	Japan Exchange Group, Inc.	Director	Appointed on June 17, 2014
	Seiichi Ochiai	Chuo Law School	Professor	Resigned on March 31, 2015

5. Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara are outside members of the board as provided by Article 2, paragraph 15 of the Companies Act.

Also, based on the listing rules of the Tokyo Stock Exchange, NTT has designated Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara as outside members of the board and filed the information related thereto with the Tokyo Stock Exchange.

6. Of the Audit & Supervisory Board Members, Ms. Michiko Tomonaga, Mr. Seiichi Ochiai and Mr. Takashi Iida are outside audit & supervisory board members as provided in Article 2, paragraph 16 of the Companies Act.

7. Audit & Supervisory Board Member Ms. Michiko Tomonaga is a certified public accountant who has extensive knowledge of finance and accounting matters.

Policies Concerning, and Total Compensation of Members of the Board and Audit & Supervisory Board Members

Policies

In regard to matters concerning the compensation of members of the board, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Committee, comprised of four members of the board, including two outside members of the board. Compensation matters are decided by the Board of Directors after deliberation by this committee.

Compensation of members of the board (excluding outside members of the board) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each member of the board’s roles and responsibilities. The bonus is paid taking into account NTT’s business results for the current term. Also, members of the board are required to make contributions with more than a certain amount of monthly remuneration for the purchase of NTT shares through the Board Members Shareholding Association, to encourage a medium-term perspective. Purchased shares are owned by the members of the board during their terms of office.

In order to maintain a high level of independence, compensation of outside members of the board consists of a base salary only, and is not linked to NTT’s business results.

Compensation of audit & supervisory board members is determined by resolution of the Audit & Supervisory Board and consists of a base salary only, for the same reasons as those cited above with respect to outside members of the board.

Total Compensation of Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2015

Position	Number of Persons	Total Compensation (Millions of yen)
Members of the Board	14	491
Audit & Supervisory Board Members	7	104
Total	21	595

Notes:	1.	Compensation amounts shown above include compensation paid to three members of the board and two audit & supervisory board members who retired on June 26, 2014, after the conclusion of the 29th Ordinary General Meeting of Shareholders.
	2.	Maximum limits on total annual compensation of members of the board and audit & supervisory board members were set at ¥750 million for members of the board and ¥200 million for audit & supervisory board members at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.
	3.	Total compensation of members of the board includes ¥80 million in bonuses for the current fiscal year.
	4.	In addition to the above, an aggregate of ¥13 million is to be paid to members of the board who are also employees as bonuses for their service as employees.

Outside Members of the Board and Audit & Supervisory Board Members

Principal Concurrent Positions of Outside Members of the Board and Audit & Supervisory Board Members

Position	Name	Company Where Concurrent Position Held	Description of Concurrent Position
Outside Members of the Board	Katsuhiko Shirai	The Foundation for the Open University of Japan Japan Display, Inc.	Chairperson Outside Director
	Sadayuki Sakakibara	Toray Industries, Inc. Hitachi, Ltd. Japan Business Federation	Chairman of the Board Outside Director Chairman
Outside Audit & Supervisory Board Members	Michiko Tomonaga	Keikyu Corporation The Corporation for Revitalizing Earthquake-Affected Business Japan Exchange Group, Inc.	Outside Auditor Outside Auditor Outside Director
	Seiichi Ochiai	Chuo Law School Meiji Yasuda Life Insurance Company Ube Industries, Ltd.	Professor Outside Director Outside Auditor
	Takashi Iida	Shimadzu Corporation JAFCO Co., Ltd. Alps Electric Co., Ltd.	Outside Corporate Auditor Outside Corporate Auditor Outside Director

Note:	There is no special relationship between NTT Group and the companies where outside members of the board and audit & supervisory board members hold concurrent positions.

Principal Activities of Outside Members of the Board and Audit & Supervisory Board Members

Attendance at Board of Directors Meetings and Audit & Supervisory Board Meetings

Position	Name	Board of Directors Meetings		Audit & Supervisory Board Meetings
		Number of Meetings Attended	Attendance Rate	Number of Meetings Attended	Attendance Rate
Outside Members of the Board	Katsuhiko Shirai	13/13	100%	—	—
	Sadayuki Sakakibara	13/13	100%	—	—
Outside Audit & Supervisory Board Members	Michiko Tomonaga	13/13	100%	22/22	100%
	Seiichi Ochiai	11/13	85%	18/22	82%
	Takashi Iida	9/9	100%	14/14	100%

Statements at Board of Directors and Audit & Supervisory Board Meetings

Board member Katsuhiko Shirai made comments mainly concerning the business strategies of NTT Group companies, global strategy and research and development from his perspective as an operations manager of an educational institution with extensive experience.

Board member Sadayuki Sakakibara made comments mainly concerning global strategy, the business strategies of NTT Group companies and business planning from his perspective as a corporate executive with extensive experience.

Audit & Supervisory Board Member Michiko Tomonaga made comments mainly concerning the accounting audit, from her professional perspective as a certified public accountant with extensive experience.

Audit & Supervisory Board Member Seiichi Ochiai made comments mainly concerning corporate governance, from his professional perspective as a law school professor and lawyer with extensive experience.

Audit & Supervisory Board Member Takashi Iida made comments mainly concerning corporate governance, from his professional perspective as a lawyer with extensive experience.

Agreements Limiting Liability

NTT has concluded agreements with outside members of the board and outside audit & supervisory board members to limit their personal liability as provided in Article 423(1) of the Companies Act and in accordance with Article 427(1) of that act. The limitation of liability is the lowest amount permitted by Article 425(1) of the Companies Act.

Total Compensation of Outside Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2015

	Number of Members of the Board and Audit & Supervisory Board Members	Total compensation (Millions of yen)
Total compensation of Outside Members of the Board and Audit & Supervisory Board Members	6	60

Notes: 1.

Total amount of compensation for outside members of the board and outside audit & supervisory board members is included in “Total Compensation of Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2015” on page 47.

2.	Compensation amounts shown above include compensation paid to one outside audit & supervisory board member who retired on June 26, 2014, after the conclusion of the 29th Ordinary General Meeting of Shareholders.

Matters Regarding Independent Auditors

Name of Independent Auditor

KPMG AZSA LLC

Compensation to Independent Auditor during the Fiscal Year Ended March 31, 2015

Independent Auditor	Compensation
KPMG AZSA LLC	¥265 million

Note:	The audit engagement agreements between NTT and the independent auditor do not distinguish between compensation for audits performed pursuant to the Companies Act and compensation for audits performed pursuant to the Financial Instruments and Exchange Act, and since it is not practically possible to make such a distinction, the above amount represents the total figure for both audits.

Total Monetary and Other Financial Benefits Payable by NTT and its Subsidiaries

Independent Auditor	Amount
KPMG AZSA LLC	¥2,809 million

Notes:	1.	Of NTT’s material subsidiaries, NTT DATA EMEA Ltd., NTT EUROPE LTD., GYRON INTERNET LIMITED and UD EUROPE LIMITED are audited by KPMG LLP; Dimension Data Holdings plc is audited by KPMG Inc.; NTT DATA EUROPE GmbH & CO. KG, NTT Data Deutschland GmbH and net mobile AG are audited by KPMG AG Wirtschaftsprüfungsgesellschaft; DOCOMO interTouch Pte. Ltd. and NTT DATA ASIA PACIFIC PTE. LTD. are audited by KPMG LLP; Arkadin International SAS is audited by KPMG S.A., Deloitte & Associés and Yves CANAC; NTT AUSTRALIA PTY.LTD is audited by KPMG; NETMAGIC SOLUTIONS PRIVATE LIMITED and NETMAGIC IT SERVICES PRIVATE LIMITED are audited by B S R and Company and EVERIS PARTICIPACIONES, S.L.U. is audited by KPMG Auditores, S.L.
	2.	The non-audit services for which NTT pays compensation to KPMG AZSA LLC are the provision of guidance and advice and other services in relation to International Financial Reporting Standards (IFRS).

Policies Concerning Decisions to Discharge or Not Reappoint Independent Auditor

In the event that the circumstances set forth in any item of Article 340(1) of the Companies Act apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Audit & Supervisory Board.

In addition, if the Board of Directors determines that it would be difficult for the independent auditor to perform proper audits, the Audit & Supervisory Board may propose a resolution to the Ordinary General Meeting of Shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

Content of Resolutions Concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business

The Board of Directors has adopted a basic policy for the maintenance of internal control systems for NTT Group. The contents of such basic policy are set out below.

   Basic Policies Concerning the Maintenance of Internal Control Systems

I.	Basic Approach on the Maintenance of Internal Control Systems
1.

NTT will maintain a system of internal controls including measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving proper and efficient business operations.

2.

NTT has established an Internal Control Office to oversee the establishment and maintenance of internal control rules and systems. The Internal Control Office will evaluate the effectiveness of the internal control systems based on audit reviews and audits regarding high risk matters affecting the entire NTT Group, and will implement necessary corrective measures and improvements.

3.

NTT will also take appropriate measures to ensure the reliability of its system of internal controls for financial reporting based on the U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act) and the Financial Instruments and Exchange Law.

4.	As a chief executive officer, the president will be responsible for ensuring the establishment, maintenance and operation of the system of internal controls.

II.	Development of the Internal Control Systems
1.	Systems to ensure that the performance of duties by members of the board and employees conform with laws and regulations and NTT’s Articles of Incorporation
NTT has implemented the following measures with the objective of ensuring that its business is conducted in compliance with applicable laws and in accordance with high ethical standards:
(1)

Employment rules and regulations require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their energies to the performance of their duties so that business activities may be appropriately and effectively carried out.

(2)	NTT adopted the NTT Group Corporate Ethics Charter setting forth specific conduct guidelines concerning corporate ethics for all NTT Group officers and employees.
(3)

A Corporate Ethics Committee chaired by a senior executive vice president was established to clarify the structure of responsibilities for corporate ethics, including developing and promoting corporate ethics within the organization, raising awareness concerning compliance, maintaining corporate discipline, and conducting investigations concerning reports of misconduct.

(4)

The Company established an internal Corporate Ethics Helpline and an external Corporate Ethics Helpline with an attorney in order to foster a more open group-wide corporate culture and to provide a forum for personnel to report and consult on internal ethics issues, whether by name or anonymously. The Company monitors all matters reported to ensure that the callers will not suffer prejudicial treatment as a result of using these helplines.

(5)

Corporate ethics training is conducted as part of continuous educational activities for officers and employees. In addition, corporate ethics awareness surveys are conducted to improve and reinforce internal checks.

2.	Regulations and other systems concerning business risk management
NTT takes the following measures to appropriately manage business risks:
(1)	NTT adopted Risk Management Regulations to establish fundamental policies concerning risk management and to promote effective and efficient business operations.
(2)

NTT established a Business Risk Management Committee, headed by a senior executive vice president, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(3)

NTT also formulated a Business Risk Management Manual with the goal of promoting a unified risk management system for the entire NTT Group focusing on preventing and preparing for risks, and positioning NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that members of the board efficiently perform their duties

NTT has taken the following measures to ensure that its business activities are managed efficiently through appropriate allocation of responsibilities among members of the board and maintaining an appropriate oversight structure to monitor such matters:

(1)

NTT has adopted organizational rules governing the functions and operations of internal organizational groups, and responsibility regulations setting forth the allocation of responsibilities among the various organizational groups.

(2)

NTT has adopted Board of Directors Regulations governing the function and responsibilities of the Board of Directors. In principle, the Board of Directors holds meetings once each month, and is responsible for decisions on important matters pertaining to management on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care of a good manager. Members of the board report regularly to the full Board of Directors concerning the status of implementation of their duties.

(3)	The Board of Directors includes outside members of the board with independent perspectives to reinforce the oversight function for ensuring the impartial performance of duties.
(4)

As a holding company that oversees and coordinates NTT Group, NTT has established the Corporate Management Committee and subcommittees for the purpose of considering and deciding important matters pertaining to the management of NTT and NTT Group, with the objective of promoting efficient and effective group management.

NTT Group has also established a reporting structure for necessary matters arising in the business operations of all group companies.

4.	Systems for custody and management of information relating to the performance of duties by members of the board

NTT has adopted the following measures to facilitate appropriate and efficient conduct of business activities through the proper management of information relating to the performance of duties by members of the board:

(1)

NTT has adopted document retention regulations and rules on information security setting forth matters necessary for the management of documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information.

(2)	Documents shall be retained for the periods required by law and as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of NTT Group

NTT has adopted the following measures to ensure that transactions among NTT Group companies are conducted appropriately and in compliance with applicable laws and regulations, and to ensure appropriate business conduct by NTT Group, thus contributing to the growth and development of NTT Group:

(1)	Develop communications systems for notifying the parent company in emergency situations.
(2)	Conduct employee education and training to prevent scandals or misconduct.
(3)	Establish systems for information security and the protection of personal information.
(4)	Require NTT Group companies to report regularly to the parent company on their financial condition.
(5)	Audits of NTT Group companies by the parent company’s internal audit division.

6.	Matters relating to employees who assist audit & supervisory board members in the performance of their duties and the independence of those employees from members of the board

NTT has adopted the following measures with respect to employees who assist audit & supervisory board members in the performance of their duties to ensure the effective performance of audits by the audit & supervisory board members:

(1)

Office of Audit & Supervisory Board Members was established as an integral part of NTT’s corporate organization under the Companies Act. Office of Audit & Supervisory Board Members is staffed with dedicated personnel who work full time in assisting the audit & supervisory board members in the performance of their duties.

(2)	Personnel assigned to Office of Audit & Supervisory Board Members perform their responsibilities at the instruction and direction of the audit & supervisory board members.
(3)

Decisions concerning matters such as transfer of personnel assigned to Office of Audit & Supervisory Board Members, evaluations of such personnel and similar matters are made with due regard for the opinion of the Audit & Supervisory Board.

7.	Systems for reporting to corporate auditors by members of the board and employees and systems for ensuring the effective implementation of audits by audit & supervisory board members

To ensure that audits by the audit & supervisory board members are carried out effectively, NTT has adopted the following measures concerning reporting to the audit & supervisory board members by members of the board and employees with regard to important matters relating to the performance of their duties:

(1)	Members of the board and other personnel report the following matters concerning the performance of their duties:
(a)	Matters resolved at Corporate Management Committee meetings;
(b)	Matters that cause or may cause substantial damage to NTT;
(c)	Monthly financial reports;
(d)	The status of internal audits;
(e)	Matters that pose a risk of violation of applicable law or the Articles of Incorporation;
(f)	The status of reporting to helplines;
(g)	Matters that group companies reported; and
(h)	Other material compliance matters.
(2)

Representative members of the board, accounting auditors, and internal control divisions report to and exchange ideas and opinions with audit & supervisory board members periodically and at other times as necessary upon request from the audit & supervisory board members.

(3)	Audit & supervisory board members may attend meetings of the Board of Directors and other important meetings.
(4)	Audit & supervisory board members auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.
(5)	Audit & supervisory board members seek compensation for necessary expenses incurred in the execution of their duties. The company will pay compensation based on the expenses incurred.

■ 4K/8K

Full high definition images with 4 or 16 times the number of pixels.

■ B2B2X

A business that supports and promotes the customer-based businesses of other companies. “B” represents the company and “X” represents customers, such as individuals, corporations, employees and government agencies.

■ Cloud/Cloud services

Type of service whereby software and services can be used through a network. The service can be used on an on-demand basis without the need to purchase hardware, such as a server, or software.

■ FLET’S Hikari

A collective term for optical broadband services provided by NTT East and NTT West, including FLET’S Hikari Next, FLET’S Hikari Light, and B FLET’S.

■ Gbps (gigabit per second)

A unit of data transfer rate; a value that shows how many bits of data are transferred in one second. 1 Gbps shows that one billion bits or 1,000 megabits of data are being transferred in one second.

■ Hikari random access memory

One of the memory devices used in computers. Memory that can be accessed from stored data in any order. Whereas electricity is normally used in the storage and reading of information, fiber optics are used for optical random access memory.

■ IP backbone

A backbone network designed to distribute data on the Internet around the world.

■ LSI (Large-Scale Integration)

An electronic circuit comprised mainly of semiconductors, which is an electronic component (integrated circuits) that is enclosed in compact packages with multiple terminals. Also refers to integrated circuits, with an integration ranging from 1,000 to 100,000 individual elements.

■ LTE (Long Term Evolution)

A communication method characterized by high speed, high capacity, efficient use of signals and low latency.

■ Managed ICT services

An integrated service that offers support through a help desk for the provision of ICT environments, from networks to cloud platforms and applications, by managing operations through common specifications and quality control.

■ Managed security services

An integrated service that provides services ranging from the monitoring and analysis of security logs to the operation and maintenance of security-related devices.

■ Managed services

An integrated service that assists in the installation and configuration of equipment necessary at the onset of service and provides operation and management of the equipment for the use of service.

■ O2O (Online to Offline)

Factors such as Internet information and activity that affect purchasing behavior in actual stores. Also refers to sales promotions and marketing conducted on the Internet that lead to purchases in actual stores.

■ On-premises

The installation and use of software in equipment that is provided on-site.

■ Open innovation

The creation of innovative products or business models by combining technologies and ideas from a wide range of sources, both inside and outside the company.

■ Open source

A concept for making source code, the design of software that can be modified and redistributed by anyone, available to the public over the Internet free of charge; or source code that has been publicly made available.

■ Outsourcing

The complete entrustment of business or systems to an external specialist contractor or similar organization.

■ Platform

A shared platform to facilitate provision of various applications, such as authentication, billing, intermediation and credit services.

■ Social media

Media that is built upon users’ exchange of information online (sending and receiving).

■ Software switch

A device that conducts packet processing of network devices, which was previously done on hardware, on software that runs on a computer.

■ Storage

A type of memory device. One of the main components of a computer, which permanently stores data.

■ Tablet device

A tablet (flat) type mobile information device that can be operated easily by touching the display panel and that can be connected to the internet.

■ VoLTE (Voice over Long Term Evolution)

A high-quality call service provided via LTE line.

Consolidated Financial Statements	[Consolidated	]

CONSOLIDATED BALANCE SHEET (At March 31, 2015)	(Millions of yen	)

Item	Amount
ASSETS
Current assets
Cash and cash equivalents	849,174
Short-term investments	36,342
Notes and accounts receivable, trade	2,663,012
Allowance for doubtful accounts	(43,230)
Accounts receivable, other	408,051
Inventories	390,523
Prepaid expenses and other current assets	434,023
Deferred income taxes	219,333
Total current assets	4,957,228
Property, plant and equipment
Telecommunications equipment	12,592,070
Telecommunications service lines	15,647,879
Buildings and structures	6,107,299
Machinery, vessels and tools	1,995,879
Land	1,299,072
Construction in progress	404,698
Accumulated depreciation	(28,245,427)
Net property, plant and equipment	9,801,470
Investments and other assets
Investments in affiliated companies	542,247
Marketable securities and other investments	515,580
Goodwill	1,186,161
Software	1,247,956
Other intangible assets	413,552
Other assets	1,448,296
Deferred income taxes	589,937
Total investments and other assets	5,943,729
Total assets	20,702,427

Item	Amount
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	330,423
Current portion of long-term debt	370,279
Accounts payable, trade	1,579,572
Short-term obligations under capital leases	20,604
Accrued payroll	429,440
Accrued taxes on income	124,861
Accrued consumption tax	148,168
Advances received	243,263
Other	475,078
Total current liabilities	3,721,688
Long-term liabilities
Long-term debt	3,688,825
Long-term obligations under capital leases	34,382
Liability for employees’ retirement benefits	1,387,962
Accrued liabilities for point programs	108,099
Deferred tax liability	196,853
Other	486,536
Total long-term liabilities	5,902,657
Redeemable noncontrolling interests	28,272
Equity
NTT shareholders’ equity
Common stock, no par value	937,950
Additional paid-in capital	2,846,723
Retained earnings	5,126,657
Accumulated other comprehensive income (loss)	268,232
Treasury stock, at cost	(497,702)
Total NTT shareholders’ equity	8,681,860
Noncontrolling interests	2,367,950
Total equity	11,049,810
Total liabilities and equity	20,702,427

Note: Amounts are rounded down to the nearest million yen.

[Consolidated]

CONSOLIDATED STATEMENT OF INCOME (from April 1, 2014 to March 31, 2015)	(Millions of yen)

Item	Amount	Total
Operating revenues
Fixed voice related services	1,441,383
Mobile voice related services	872,062
IP/packet communications services	3,672,157
Sale of telecommunication equipment	996,996
System integration	2,691,766
Other	1,420,953	11,095,317
Operating expenses
Cost of services (exclusive of items shown separately below)	2,434,870
Cost of equipment sold (exclusive of items shown separately below)	948,903
Cost of system integration (exclusive of items shown separately below)	1,900,319
Depreciation and amortization	1,827,998
Impairment loss	38,739
Selling, general and administrative expenses	2,856,458
Goodwill and other intangible asset impairments	3,464	10,010,751
Operating income		1,084,566
Other income (expenses)
Interest and amortization of bond discounts and issue costs	(44,016)
Interest income	18,398
Other, net	7,681	(17,937)
Income before income taxes and equity in earnings of affiliated companies		1,066,629
Income tax expense (benefit)
Current	364,845
Deferred	32,504	397,349
Income before equity in earnings (losses) of affiliated companies		669,280
Equity in earnings (losses) of affiliated companies		5,889
Net income		675,169
Less - Net income attributable to noncontrolling interests		157,103
Net income attributable to NTT		518,066

Note: Amounts are rounded down to the nearest million yen.

[Consolidated]

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(from April 1, 2014 to March 31, 2015)

(Millions of yen)

	NTT shareholders’ equity					Total NTT shareholders’ equity	Non controlling interest	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost

At beginning of year	937,950	2,827,010	4,808,361	94,966	(156,933)	8,511,354	2,413,452	10,924,806

Net income			518,066			518,066	156,013	674,079

Other comprehensive income (loss)				173,266		173,266	50,943	224,209

Cash dividends			(199,770)			(199,770)	(96,100)	(295,870)

Changes in NTT’s ownership interest in subsidiaries		17,421				17,421	(156,358)	(138,937)

Stock compensation transaction		2,292				2,292		2,292

Acquisition of treasury stock					(340,781)	(340,781)		(340,781)

Resale of treasury stock					12	12		12

At end of year	937,950	2,846,723	5,126,657	268,232	(497,702)	8,681,860	2,367,950	11,049,810

Note: Amounts are rounded down to the nearest million yen.

Non-consolidated Financial Statements	[Non-consolidated	]

       NON-CONSOLIDATED BALANCE SHEET (At March 31, 2015)

(Millions of yen)

Item	Amount
ASSET
Current assets
Cash and bank deposits	8,052
Accounts receivable, trade	1,503
Supplies	189
Advance payment	866
Deferred income taxes	957
Short-term loans receivable	296,784
Accounts receivable, other	93,480
Subsidiary deposits	4
Other	4,419
Total current assets	406,257
Fixed assets
Property, plant and equipment
Buildings	105,758
Structures	4,378
Machinery, equipment and vehicles	380
Tools, furniture and fixtures	15,478
Land	31,350
Lease assets	373
Construction in progress	1,411
Total property, plant and equipment	159,131
Intangible fixed assets
Software	25,538
Lease assets	0
Other	301
Total intangible fixed assets	25,840
Investments and other assets
Investment securities	12,769
Investments in subsidiaries and affiliated companies	5,093,735
Other securities of subsidiaries and affiliated companies	8,805
Contributions to affiliated companies	135
Long-term loans to subsidiaries	1,303,142
Prepaid pension costs	1,959
Deferred income taxes	14,022
Other	1,575
Total investments and other assets	6,436,145
Total fixed assets	6,621,117

Total assets	7,027,374

Item	Amount
LIABILITIES
Current liabilities
Accounts payable, trade	137
Current portion of corporate bonds	149,995
Current portion of long-term borrowings	55,180
Current portion of long-term borrowings from subsidiaries	240,000
Short-term borrowings	46,000
Lease obligations	43
Accounts payable, other	19,339
Accrued expenses	6,799
Accrued taxes on income	1,033
Advances received	824
Deposits received	641
Deposits received from subsidiaries	51,617
Unearned revenue	1
Other	0
Total current liabilities	571,612
Long-term liabilities
Corporate bonds	856,341
Long-term borrowings	1,218,600
Lease obligations	711
Liability for employees’ retirement benefits	30,634
Asset retirement obligations	1,385
Other	2,613
Total long-term liabilities	2,110,286
Total liabilities	2,681,899
NET ASSETS
Shareholders’ equity
Common stock	937,950
Capital surplus
Additional paid-in capital	2,672,826
Other	0
Total capital surplus	2,672,826
Earned surplus
Legal reserve	135,333
Other earned surplus
Accumulated earned surplus	1,097,546
Total earned surplus	1,232,879
Treasury stock	(497,702)
Total shareholders’ equity	4,345,954
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	(478)
Total unrealized gains (losses), translation adjustments, and others	(478)
Total net assets	4,345,475
TOTAL LIABILITIES AND NET ASSETS	7,027,374

Note: Amounts are rounded off to the nearest million yen.

[Non-consolidated]

NON-CONSOLIDATED STATEMENT OF INCOME (from April 1, 2014 to March 31, 2015)

		(Millions of yen)
Item	Amount	Total
Operating revenues
Dividends received	276,812
Revenues from group management	18,500
Revenues from basic R&D	106,499
Other services	10,015	411,828
Operating expenses
Administration	20,686
Experiment and research	81,485
Depreciation and amortization	31,947
Retirement of fixed assets	965
Miscellaneous taxes	2,774	137,859
Operating income		273,969
Non-operating revenues
Interest income	18,419
Lease and rental income	10,627
Miscellaneous income	4,939	33,985
Non-operating expenses
Interest expenses	14,015
Corporate bond interest expenses	14,005
Lease and rental expenses	5,102
Miscellaneous expenses	2,437	35,561
Recurring profit		272,393
Extraordinary profit
Gains on sales of investments in subsidiary	299,280	299,280
Extraordinary loss
Loss on valuation of stock of subsidiaries and affiliates	2,257	2,257
Income before income taxes		569,416
Corporation, inhabitant, and enterprise taxes	11,825
Deferred tax expenses (benefits)	1,012	12,838
Net income		556,578

Note: Amounts are rounded off to the nearest million yen.

[Non-consolidated]

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS (from April 1, 2014 to March 31, 2015)

(Millions of yen)

	Shareholders’ equity										Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus				Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus		Total earned surplus
						Other reserve	Accumu- lated earned surplus
At the previous year end, originally stated	937,950	2,672,826	—	2,672,826	135,333	531,000	207,372	873,705	(156,932)	4,327,549	1,455	1,455	4,329,004
Cumulative impact of change in accounting policy							2,365	2,365		2,365			2,365
At the previous year end, restated	937,950	2,672,826	—	2,672,826	135,333	531,000	209,737	876,071	(156,932)	4,329,914	1,455	1,455	4,331,370
Net change during the annual period
Cash dividends							(199,769)	(199,769)		(199,769)			(199,769)
Net income							556,578	556,578		556,578			556,578
Reversal of other reserve						(531,000)	531,000	—		—			—
Payments to acquire treasury stock									(340,781)	(340,781)			(340,781)
Resale of treasury stock			0	0					12	12			12
Others, net											(1,934)	(1,934)	(1,934)
Total net change during the annual period	—	—	0	0	—	(531,000)	887,808	356,808	(340,769)	16,039	(1,934)	(1,934)	14,105
At the year end	937,950	2,672,826	0	2,672,826	135,333	—	1,097,546	1,232,879	(497,702)	4,345,954	(478)	(478)	4,345,475

Note: Amounts are rounded off to the nearest million yen.

Auditor’s Reports

Auditor’s Report on Consolidated Financial Statements

INDEPENDENT AUDITOR’S REPORT (CONSOLIDATED)

May 11, 2015
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Hideki Amano (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Hiroshi Miura (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Atsuji Maeno (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and comprehensive income, and the notes to the consolidated financial statements of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2015 and for the fiscal year from April 1, 2014 to March 31, 2015 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Auditor’s Report on Non-consolidated Financial Statement

INDEPENDENT AUDITOR’S REPORT (NON-CONSOLIDATED)

May 11, 2015
To the Board of Directors
Nippon Telegraph and Telephone Corporation
KPMG AZSA LLC

Hideki Amano (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Hiroshi Miura (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Atsuji Maeno (seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, the notes to the non-consolidated financial statements and the supplementary schedules of Nippon Telegraph and Telephone Corporation (the “Company”) as at March 31, 2015 and for the 30th fiscal year from April 1, 2014 to March 31, 2015 in accordance with Article 436(2)-(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with Japanese Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of financial statements and supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period for which the financial statements and the supplementary schedules were prepared, in accordance with Japanese Generally Accepted Accounting Principles.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Audit & Supervisory Board’s Report

AUDIT & SUPERVISORY BOARD’S REPORT

Based on reports from each Audit & Supervisory Board Member, and following due discussion at meetings, the Audit & Supervisory Board has prepared this report regarding the execution of the duties of the Board of Directors in the 30th fiscal year from April 1, 2014, to March 31, 2015. The Board reports as follows:

1.   Outline of Audit Methodology

The Audit & Supervisory Board established auditing policies and received reports from each Audit & Supervisory Board Member on the status of the implementation of audits and the results thereof, as well as reports regarding the status of execution of duties from the Board of Directors and the Independent Auditors, and requested explanations as necessary.

On the basis of the Audit & Supervisory Board Rules, and in accordance with its auditing policies, the Audit & Supervisory Board Members sought mutual understanding with Members of the Board, the internal auditing department and employees and other persons in their efforts to collect information and achieve an environment conducive to audits, attended meetings of the Board of Directors and other important meetings, and received reports from Members of the Board, employees and other persons regarding performance of their duties, requested explanations as necessary, perused important statements regarding decisions and approvals made and investigated the status of operations and assets at the head office and R&D laboratories.

The Audit & Supervisory Board also carried out an audit and verification of the particulars of Board of Directors resolutions relating to establishment of structures as set forth in Article 100 (1) and (3) of the Ordinance for Enforcement of the Companies Act, necessary to ensure that Board Members’ performance of their duties is in conformity with laws and regulations and their company’s articles of incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control systems).

Regarding the subsidiaries, the Audit & Supervisory Board sought to achieve a mutual understanding and exchange of information with members of the board and audit & supervisory board members and other persons of the subsidiaries, and where necessary received business reports from the subsidiaries.

Based on the above methodology, the Audit & Supervisory Board evaluated business reports and supplementary statements concerning the fiscal year under review.

In addition, the Audit & Supervisory Board Members audited and verified whether the Independent Auditor maintained its independence and carried out its audits appropriately, received reports from the Independent Auditor regarding the execution of its duties and, where necessary, requested explanations.

Also, the Audit & Supervisory Board received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 131 of the Ordinance of Companies Accounting) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005) and, where necessary, requested explanations.

Based on the above methodology, the Audit & Supervisory Board audited the non-consolidated financial statements related to the fiscal year under review (nonconsolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, notes to nonconsolidated financial statements), related supplementary schedules, as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to the consolidated financial statements).

  2.   Audit Results

(1)	Results of the audit of the business report
I.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with applicable laws and the Articles of Incorporation.
II.	No inappropriate conduct concerning the execution of duties by Members of the Board or material facts in violation of law or the Articles of Incorporation were found.
III.

We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters worthy of note were found with respect to Board Members’ execution of duties in regards to the internal control systems.

(2)	Results of the audit of performance of the duties by the Independent Auditor
No matters worthy of note were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA LLC.

(3)	Results of the audit of the financial statements and supplementary schedules
We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

(4)	Results of the audit of the consolidated financial statements
We find that the methodology and results of the audits conducted by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 13, 2015

Nippon Telegraph and Telephone Corporation Audit & Supervisory Board

Full-time Audit & Supervisory Board Member	Kiyoshi Kosaka (seal)

Full-time Audit & Supervisory Board Member	Akiko Ide (seal)

Audit & Supervisory Board Member	Michiko Tomonaga (seal)

Audit & Supervisory Board Member	Seiichi Ochiai (seal)

Audit & Supervisory Board Member	Takashi Iida (seal)

Note:	Audit & Supervisory Board Members Michiko Tomonaga, Seiichi Ochiai and Takashi Iida are outside Company Auditors as prescribed in Article 2(xvi), and Article 335(3) of the Companies Act.

END

Memo

[For reference]

1.	Outline of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET (at March 31, 2015)					CONDENSED STATEMENT OF INCOME (from April 1, 2014 to March 31, 2015)
			(Billions of yen	)		(Billions of yen	)
Item	Amount	Item	Amount		Item	Amount
ASSETS		LIABILITIES and NET ASSETS			Telecommunications businesses
FIXED ASSETS	2,928.4	LONG-TERM LIABILITIES	701.3		Operating revenues	1,625.0
Fixed assets – telecommunications businesses	2,730.8	Long-term borrowings from parent company	430.9		Operating expenses	1,533.1
		Liability for employees’ retirement benefits	232.6		Operating income from telecommunications businesses	91.8
Property, plant and equipment	2,646.3	Other long-term liabilities	37.7		Supplementary businesses
Machinery and equipment	434.5	CURRENT LIABILITIES	569.4		Operating revenues	140.3
Local line facilities	854.1	Accounts payable, trade	85.4		Operating expenses	122.4
Engineering facilities	602.8	Current portion of long-term borrowings from parent company	175.3		Operating income from supplementary businesses	17.9
Buildings	423.3	Deposits received	205.4		Operating income	109.8
Land	193.0	Other current liabilities	103.1		Non-operating revenues	23.7
Others	138.3	Total liabilities	1,270.7		Non-operating expenses	11.5
Intangible fixed assets	84.4	SHAREHOLDERS’ EQUITY	2,206.6		Recurring profit	122.0
Investments and other assets	197.6	COMMON STOCK	335.0		Special losses	7.9
Deferred income taxes	117.8				Income before income taxes	114.1
Other investments and assets	80.6	ADDITIONAL PAID-IN CAPITAL	1,499.7		Corporation, inhabitant, and enterprise taxes	35.5
Allowance for doubtful accounts	(0.9)	EARNED SURPLUS	371.9		Deferred tax expenses (benefits)	9.0
CURRENT ASSETS	552.2	UNREALIZED GAINS (LOSSES), TRANSLATION			Net income	69.5
Accounts receivable, trade	236.9	ADJUSTMENTS, AND OTHERS	3.3
Accounts receivable, other	118.5	Net unrealized gains (losses) on securities	3.3
Deposits	114.7
Other current assets	82.5	Total net assets	2,209.9
Allowance for doubtful accounts	(0.5)
Total assets	3,480.7	Total liabilities and net assets	3,480.7

Outline figures for Nippon Telegraph and Telephone West Corporation
CONDENSED BALANCE SHEET (at March 31, 2015)					CONDENSED STATEMENT OF INCOME (from April 1, 2014 to March 31, 2015)

			(Billions of yen	)		(Billions of yen	)
Item	Amount	Item	Amount		Item	Amount
ASSETS		LIABILITIES and NET ASSETS			Telecommunications businesses
FIXED ASSETS	2,769.3	LONG-TERM LIABILITIES	1,043.0		Operating revenues	1,415.3
Fixed assets – telecommunications businesses	2,620.1	Long-term borrowings from parent company	778.8		Operating expenses	1,392.8
		Liability for employees’ retirement benefits	229.9		Operating income from telecommunications businesses	22.4
Property, plant and equipment	2,551.1	Other long-term liabilities	34.2		Supplementary businesses
Machinery and equipment	407.8	CURRENT LIABILITIES	670.8		Operating revenues	158.8
Local line facilities	981.8	Current portion of long-term borrowings from parent company	175.6		Operating expenses	145.6
Engineering facilities	541.6				Operating income from supplementary businesses	13.2
Buildings	344.1	Accounts payable, other	179.2		Operating income	35.6
Land	173.3	Deposits received	141.1		Non-operating revenues	6.0
Others	102.4	Other current liabilities	174.9		Non-operating expenses	12.8
Intangible fixed assets	68.9	Total liabilities	1,713.9		Recurring profit	28.8
Investments and other assets	149.2	SHAREHOLDERS’ EQUITY	1,497.9		Special losses	7.9
Deferred income taxes	91.7	COMMON STOCK	312.0		Income before income taxes	20.8
Other investments and assets	58.1	ADDITIONAL PAID-IN CAPITAL	1,170.0		Corporation, inhabitant, and enterprise taxes	5.4
Allowance for doubtful accounts	(0.6)	EARNED SURPLUS	15.9		Deferred tax expenses (benefits)	1.4
CURRENT ASSETS	443.3	UNREALIZED GAINS (LOSSES), TRANSLATION			Net income	13.9
Accounts receivable, trade	198.7	ADJUSTMENTS, AND OTHERS	0.7
Accounts receivable, other	97.7	Net unrealized gains (losses) on securities	0.7
Deposits	64.0
Other current assets	83.4	Total net assets	1,498.7
Allowance for doubtful accounts	(0.5)
Total assets	3,212.6	Total liabilities and net assets	3,212.6

        Ref- 1

            Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET (at March 31, 2015)		(Billions of yen)		CONDENSED STATEMENT OF INCOME (from April 1, 2014 to March 31, 2015) (Billions of yen)
Item	Amount	Item	Amount	Item	Amount
ASSETS		LIABILITIES and NET ASSETS
FIXED ASSETS	1,134.7	LONG-TERM LIABILITIES	207.1	Telecommunications businesses
Fixed assets – telecommunications businesses	609.3	Long-term borrowings from parent company	93.3	Operating revenues	699.1
Property, plant and equipment	517.2	Other long-term liabilities	113.7	Operating expenses	617.1
Machinery and equipment	139.8	CURRENT LIABILITIES	291.9	Operating income from telecommunications businesses	81.9
Engineering facilities	52.0	Current portion of long-term borrowings from parent company	53.3
Buildings	181.1
Tools and fixtures	35.4			Supplementary businesses
Land	45.2	Accounts payable, trade	29.0	Operating revenues	210.8
Others	63.5	Accounts payable, other	149.5	Operating expenses	199.6
Intangible fixed assets	92.1	Other current liabilities	59.9	Operating losses from supplementary businesses	11.1
Investments and other assets	525.3	Total liabilities	499.0	Operating income	93.1
Investments in subsidiaries and affiliated companies	290.1	SHAREHOLDERS’ EQUITY	831.5	Non-operating revenues	30.1
Other investments and assets	235.4	COMMON STOCK	211.7	Non-operating expenses	8.4
Allowance for doubtful accounts	(0.1)	ADDITIONAL PAID-IN CAPITAL	131.6	Recurring profit	114.8
CURRENT ASSETS	294.2	EARNED SURPLUS	488.1	Special losses	7.8
Accounts receivable, trade	174.3	UNREALIZED GAINS (LOSSES), TRANSLATION ADJUSTMENTS, AND OTHERS	98.3	Income before income taxes	107.0
Accounts receivable, other	49.6			Corporation, inhabitant, and enterprise taxes	27.6
Short-term loans receivable	19.8
Other current assets	51.4	Net unrealized gains (losses) on securities	98.3	Deferred tax expenses (benefits)	2.0
Allowance for doubtful accounts	(1.1)	Total net assets	929.8
Total assets	1,428.9	Total liabilities and net assets	1,428.9	Net income	77.2

2.	Major Facilities Completed during the Fiscal Year

Company	Item	Completed Facility
Nippon Telegraph and Telephone East Corporation	FLET’S Hikari	215	thousand subscribers
	Subscriber optical cable	27,000	km
Nippon Telegraph and Telephone West Corporation	FLET’S Hikari	450	thousand subscribers
	Subscriber optical cable	17,700	km

Note:	Figures for “FLET’S Hikari” include wholesale services provided to service providers by Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation.

3.	Outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation

Company	Amounts
Nippon Telegraph and Telephone East Corporation	¥ 48.8 billion
Nippon Telegraph and Telephone West Corporation	¥ 50.3 billion
NTT Communications Corporation	¥ 14.3 billion
END

Ref- 2

The Location of the 30th Ordinary General Meeting of Shareholders

[Venue]	International Convention Center PAMIR
Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo Phone: 03-3442-1111
[Transportation]	A	8-minute walk	from Shinagawa Station (Shinkansen, JR and Keikyu Lines)

	B	6-minute walk	from Takanawadai Station (Toei Subway Asakusa Line)

Code No.: 9432

To Shareholders:

INTERNET DISCLOSURE INFORMATION IN CONNECTION WITH

THE NOTICE OF CONVOCATION OF THE 30TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Table of Contents
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	1
NON-CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS	7
Pursuant to applicable laws and regulations, and Article 16 of NTT’s Articles of Incorporation, the above matters are deemed to be provided to the shareholders by posting them on NTT’s website.

June 1, 2015

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Matters Pertaining to the Preparation of Consolidated Financial Statements

Significant Accounting Policies

1.	Standards for preparation of consolidated financial statements

Pursuant to the stipulations of Article 120-2(1) of the Ordinance of Companies Accounting, NTT’s consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. However, certain statements and notes required by U.S. Generally Accepted Accounting Principles are omitted in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting.

2.	Marketable securities

NTT Group applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320 “Investments - Debt and Equity Securities.”

(1)	Securities held to maturity

Amortized cost method.

(2)	Available-for-sale securities

Stated at fair value based on market price as of the balance sheet date with valuation differences directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

3.	Inventories

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market price. The cost of telecommunications equipment to be sold and materials are determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to the cost of software production under contracts with customers or the construction costs of real estate held for resale, including the costs of labor and subcontractors. The cost of supplies is determined by the weighted-average method or by the specific identification method.

4.	Depreciation and amortization

(1)	Property, plant and equipment

Declining-balance method, with the exception of buildings, for which the straight-line method is used.

(2)	Goodwill, Software and Other intangible assets

Straight-line method, except that, in accordance with ASC 350 “Intangibles - Goodwill and Other,” goodwill and intangible assets whose useful lives cannot be determined are not amortized, but are tested for impairment at least once a year.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued for general claims on the basis of historical bad-debt ratios, and for specific claims, including doubtful accounts, on the basis of their recoverability.

(2)	Accrued liabilities for point programs

NTT Group offers “points” to customers based on the usage of mobile and other services, which can be exchanged for benefits, including discounts on merchandise, and records “Accrued liabilities for point programs” relating to such points that customers earn.

6.	Accounting standards for liability for employees’ retirement benefits

In accordance with ASC 715 “Compensation – Retirement Benefits,” benefit obligations and plan assets are estimated and accrued at fair value as of year-end to provide for employees’ retirement benefits.

–  1  –

If the actuarial net gain or loss exceeds 10% of the greater of the benefit obligations or the fair value of plan assets, it is amortized from the following fiscal year on a straight-line basis over the average remaining service periods at the time of recognition.

Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

7.	Consumption taxes

Consumption taxes are accounted for separately by excluding them from each transaction amount.

Scope of Consolidated Subsidiaries and Equity Method Investments

Scope of consolidated subsidiaries and equity method investments

As of March 31, 2015, NTT Group comprised 917 consolidated subsidiaries and 121 equity method affiliates.

Notes to Change in Accounting Estimates

Effective July 1, 2014, NTT Group revised its estimate of the expected useful life of software used by NTT and software related to certain telecommunications equipment based on the actual utilization of the software, and extended the expected useful life to a maximum of seven years. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will continue to be applied going forward as a change in accounting estimates. In the consolidated statement of income for the fiscal year ended March 31, 2015, the financial impact of this change in accounting estimates on “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Net income per share attributable to NTT” is ¥51,307 million, ¥21,754 million and ¥19.89, respectively.

Notes to Consolidated Balance Sheet

1.	“Accumulated other comprehensive income (loss)” includes unrealized gain (loss) on securities, unrealized gain (loss) on derivative instruments, foreign currency translation adjustments, and pension liability adjustments.

2.	In accordance with the provisions of Article 9 of the “Law Concerning Nippon Telegraph and Telephone Corporation, Etc.,” NTT has pledged all of its assets as general collateral for corporate bonds issued.

3.	Outstanding guarantees and others:	¥70,825 million

Notes to Consolidated Statement of Changes in Equity

1.	Number and type of shares issued and outstanding as of the end of the fiscal year ended March 31, 2015

Common stock:	1,136,697,235 shares

2.	Dividends

(1)	Payment of dividends

Resolution	Type of Shares	Total Dividends (Millions of yen)	Dividends per Share (Yen)	Record Date	Effective Date
June 26, 2014 Ordinary general meeting of shareholders	Common stock	99,904	90	March 31, 2014	June 27, 2014

November 7, 2014 Board of Directors meeting	Common stock	99,866	90	September 30, 2014	December 8, 2014

–  2  –

(2)	Dividends for which the record date fell in the fiscal year ended March 31, 2015 with an effective date falling in the following fiscal year

Resolution	Type of Shares	Source of Funding for Dividend	Total Dividends (Millions of yen)	Dividends per Share (Yen)	Record Date	Effective Date
June 26, 2015 Ordinary general meeting of shareholders	Common stock	Retained earnings	95,274	90	March 31, 2015	June 29, 2015

Notes Concerning Financial Instruments

1.	Qualitative information on financial instruments

In the normal course of its business, NTT Group has certain outstanding financial instruments, including available-for-sale securities, debt securities held to maturity, long-term debt and other financial assets and liabilities incurred. Since debt mainly involves market risk due to fluctuations in interest rates and foreign currency exchange rates, efforts to alleviate such risk include establishing risk management policies and entering into derivative transactions, including forward exchange contracts, interest rate swap agreements, currency swap agreements, currency option agreements and forward transactions. NTT Group does not use derivative transactions for trading or speculative purposes.

2.	Fair value of financial instruments

The value of the financial instruments reported on the consolidated balance sheet, their fair values as of March 31, 2015 and the differences between those values are as follows.

(Millions of yen)

	Value reported on consolidated balance sheet	Fair value	Difference
Assets
Investments in affiliated companies	184,715	365,251	180,536
Marketable securities and other investments
Available-for-sale securities
Equity securities	385,322	385,322	–
Debt securities	69,617	69,617	–
Held-to-maturity securities
Debt securities	4,729	4,775	46
Liabilities
Long-term debt including current portion	(4,059,104)	(4,200,707)	141,603
Derivatives
Forward exchange contracts	1,783	1,783	–
Interest rate swap agreements	(3,326)	(3,326)	–
Currency swap agreements	75,861	75,861	–
Currency option agreements	394	394	–
Forward transactions	(145)	(145)	–
*	Amounts reported as liabilities are shown in parentheses.

Notes:

1.	Assets and liabilities with carrying amounts that approximate fair values, such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll, are not included in the above table.

–  3  –

2.	Methods of calculating fair values of financial instruments and matters relating to marketable securities and derivative transactions:

(1)	Investments in affiliated companies

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If market prices are not available, the investment is not included in the above table since determining fair value is difficult.

(2)	Marketable securities and other investments

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions.

Long-term investment securities accounted for under the cost method are not included in the above.

(3)	Long-term debt including current portion

Fair value is measured at discount rates for similar debt instruments of comparable maturities currently offered to NTT Group.

(4)	Derivatives

Forward exchange contracts, interest rate swap contracts, currency swap contracts, currency option contracts and forward transactions are measured by inputs derived principally from observable market data provided by financial institutions.

Notes Concerning Investment Property

1.	Investment property

NTT Group maintains investment properties, including office buildings.

2.	Fair value of investment property

(Millions of yen)
Amount included in the consolidated balance sheet*[1]	Fair value*[2]
985,741	1,718,560

*1	Amount included in the consolidated balance sheet represents the original acquisition cost reduced by the accumulated depreciation and accumulated impairment losses.
*2	Fair value is calculated primarily through real estate appraisal standards.

–  4  –

Notes Concerning Financial Data Per Share

Shareholders’ equity per share:	¥8,201.27
Net income attributable to NTT per share:	¥473.69

Other

Corporate bonds

On March 25, 2015, the board of directors resolved that NTT may raise up to ¥150 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2015.

Change of income tax rates

Following the enactment of the Act for the Partial Revision of the Income Tax Act and the Act for the Partial Revision of the Local Tax Act on March 31, 2015, the corporate tax rates have changed for fiscal years beginning on or after April 1, 2015. Due to the change in the enacted tax rates, the statutory effective tax rate to be used for the calculation of deferred tax assets and liabilities decreased, and as a result, when compared with the effective tax rate applied before this revision, “Deferred income taxes” decreased by ¥54,357 million and “Net income attributable to NTT” decreased by ¥47,841 million.

Exercise of Tata Teleservices Limited (“TTSL”) stock options

TTSL is a telecommunications operator in India and a privately held company. As of March 31, 2015, NTT Group held via NTT DOCOMO, INC. (“NTT DOCOMO”) approximately 26.5% of the outstanding shares (excluding treasury shares) of TTSL and accounted for the investment under the equity method.

In March 2009, NTT DOCOMO concluded a shareholders’ agreement (the “Agreement”) with TTSL and Tata Sons Limited ( “Tata Sons”), the parent company of TTSL, whereby NTT DOCOMO purchased 1,248,974,378 shares of TTSL, a stake equivalent to approximately 26.5% of TTSL’s outstanding shares of common stock. Under the Agreement, NTT DOCOMO has certain shareholder rights, including the right to require Tata Sons to find a suitable buyer for NTT DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of NTT DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥140,700 million*) or fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. That right became exercisable on May 30, 2014, and NTT DOCOMO exercised the right on July 7, 2014.

Tata Sons did not fulfill its obligations under the Agreement, although NTT DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, NTT DOCOMO submitted its request for arbitration to the London Court of International Arbitration on January 3, 2015.

The sale of NTT DOCOMO’s stake in TTSL has not been completed, as Tata Sons has not fulfilled its obligation, and thus NTT DOCOMO has not accounted for the sales transaction for the year ended March 31, 2015. NTT DOCOMO continues to account for the investment in TTSL under the equity method, as NTT DOCOMO continues to hold approximately 26.5% of the outstanding voting shares of TTSL and have representation on TTSL’s board of directors even after submitting the request for arbitration. The financial effect of this matter cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. NTT DOCOMO may recognize a gain or loss upon disposition of its TTSL shares or in the event that it becomes probable that the likelihood of the transaction as described above will not be carried out.

* 1 Indian rupee = 1.94 yen as of March 31, 2015

–  5  –

Impairment of Business Assets Relating to Multimedia Broadcasting Business for Mobile Device Assets

For the fiscal year ended March 31, 2015, NTT DOCOMO Group failed to meet the projected revenues from its multimedia broadcasting business for mobile devices due to new competition in content and services provided through smart phones, resulting in a significant increase in uncertainty over the likelihood of future significant improvement of the profitability of the multimedia broadcasting business of NTT DOCOMO’s Smart Life business segment. As a result, NTT DOCOMO evaluated the recoverability for its long-lived assets, including property, plant and equipment and intangible assets, of the multimedia broadcasting business for the fiscal year ended March 31, 2015.

As the estimated undiscounted future cash flows generated by such long-lived assets were less than their carrying amounts, the carrying amounts of such long-lived assets were reduced to fair value. NTT DOCOMO estimated the fair value of the assets based on observable market transactions involving sales of comparable assets. Consequently, NTT Group recorded a non-cash impairment loss of ¥30,161 million as “Impairment loss” in the consolidated statements of income, which included an impairment loss for intangible assets of ¥6,365 million.

Acquisition of Lux e-shelter 1 S.a.r.l. (“e-shelter”)

NTT Communications resolved to acquire 86.7% of the outstanding shares of German data center services provider e-shelter at the board of directors’ meeting convened on March 2, 2015, and entered into a stock purchase agreement with e-shelter’s shareholders on the same day. Pursuant to the terms of the agreement, NTT Communications plans to consummate the acquisition during the fiscal year ending March 31, 2016. The effectiveness of the agreement is contingent upon, among other things, approval of the German and Austrian antitrust regulatory authorities, German foreign exchange and foreign trade regulators, and the completion of legal proceedings.

–  6  –

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Notes Concerning Significant Accounting Policies

1.	Valuation of certain assets

(1)	Securities

[1]	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2]	Other securities

(a)	Marketable securities

The securities are stated at fair value, which includes market price, as of the balance sheet date, with valuation differences directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

(b)	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which is determined by the last purchase cost method (balance sheet amount is computed by devaluing the book price to reflect declines in profitability).

2.	Depreciation and amortization of fixed assets

(1)	Property, plant and equipment (except lease assets)

Property, plant and equipment are depreciated using the declining-balance method with the exception of buildings, for which the straight-line method is used.

The useful life of assets is primarily as follows, and the residual values are calculated based on real residual values.

Buildings:	3 to 50 years
Tools, furniture and fixtures:	2 to 20 years

(2)	Intangible fixed assets (except lease assets)

Intangible assets (except lease assets) are amortized using the straight-line method. Internal-use software is amortized using the straight-line method over its estimated useful life (within 5 years).

(3)	Lease assets

Financial leases other than those deemed to transfer ownership of properties to lessees

Depreciation of property, plant and equipment is computed by the declining-balance method with the exception of buildings, which are depreciated using the straight-line method. Under the declining-balance method, the useful lives of the assets are the terms of leases and the residual values of the assets are subsequently determined. In cases where the residual value of a lease asset other than a building equals zero, depreciation of such asset is computed by multiplying the equivalent amount, computed by the declining-balance method under an assumption that the residual value of the asset is 10% of its acquisition cost, by ten-ninths.

Intangible assets are amortized over the term of their leases using the straight-line method.

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3.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued for general claims on the basis of historical bad-debt ratios, and for specific claims, including doubtful accounts, on the basis of their recoverability.

No allowance was accrued as of the end of the fiscal year ended March 31, 2015.

(2)	Liability for employees’ retirement benefits

To provide for employees’ retirement benefits, benefit obligations and plan assets are estimated and accrued as of the end of the fiscal year ended March 31, 2015.

[1]	Period allocation method of projected retirement benefits

When calculating retirement benefit obligations, the benefit formula method is used in determining the amount of the expected retirement benefit obligations attributed to the period up to the end of the fiscal year ended March 31, 2015.

[2]	Method of recognizing actuarial differences and prior service costs

The amount of a prior service cost is accounted for as an expense in the fiscal year during which it arises, and calculated by using the straight-line method based on the average remaining service period of the employees in service.

Actuarial differences are accounted for as an expense from the fiscal year following the fiscal year in which such gains or losses are incurred, and calculated by using the straight-line method based on the average remaining service period of the employees in service.

4.	Other material matters relating to the preparation of financial statements

(1)	Accounting for hedging activities

Hedging activities are principally accounted for under “deferral hedge accounting.” The designation “hedge accounting” (“furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and the designation “exceptional accounting” (“tokurei-shori”) is applied to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes on Change of Accounting Policies

Application of Accounting Standards regarding Retirement Benefits

The “Accounting Standard regarding Retirement Benefits” (Accounting Standard Statement No. 26 of May 17, 2012, hereinafter “Retirement Benefits Accounting Standard”) and the “Application Guideline of Accounting Standard regarding Retirement Benefits” (Accounting Standards Guidance No. 25 of March 26, 2015, hereinafter “Retirement Benefits Application Guideline”) have been applied from the fiscal year under review in accordance with the provisions in the main clauses of Section 35 of the Accounting Standard for Retirement Benefits and Section 67 of the Guidance on Accounting Standard for Retirement Benefits. Accordingly, the Company revised its method of calculating retirement benefits and service costs, changing the method of attributing the expected benefit to periods from the straight-line basis to the benefit formula basis and amending the calculation method of the discount rate.

Regarding the application of the Retirement Benefits Accounting Standard, the Company added the effect of the change in the calculation method of Retirement Benefits Obligations and Service Costs to “Accumulated earned surplus” at the beginning of the fiscal year under review in accordance with provisional measures provided for in Section 37 of the Retirement Benefits Accounting Standard.

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As a result, the “Liability for employees’ retirement benefits” at the beginning of the fiscal year under review decreased by ¥3,175 million and “Accumulated earned surplus” increased by ¥2,365 million.

The effect of this change on “Operating income,” “Recurring profit” and “Income before income taxes” for the fiscal year under review is immaterial.

Notes to Non-Consolidated Balance Sheet

1.	Assets offered as security and secured liabilities
In accordance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., NTT has pledged all of its assets as general collateral for corporate bonds issued.
	Corporate bonds (including those maturing within one year)	¥1,006,337 million
2.	Accumulated depreciation on property, plant and equipment:	¥295,547 million
3.	Accounts receivable from and payable to affiliates are as follows (excluding those otherwise classified):
	Short-term accounts receivable:	¥355,530 million
	Long-term accounts receivable:	¥1,018 million
	Short-term accounts payable:	¥51,103 million
	Long-term accounts payable:	¥45 million

Notes to Non-Consolidated Statement of Income

1.	Transactions with affiliated companies
Balance of operating transactions
	Operating revenues	¥132,658 million
	Operating expenses	¥41,300 million
	Balance of non-operating transactions	¥340,461 million
2.	The “Gains on sales of investments in subsidiary” is the result of a partial sale of shares in NTT DOCOMO, INC., a subsidiary of NTT, following NTT DOCOMO’s announcement of its decision to repurchase shares of its common stock.

Notes to Non-Consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets

Number of shares of treasury stock outstanding as of the end of the fiscal year ended March 31, 2015.

Treasury stock:	78,097,606 shares

Notes Concerning Tax Effect Accounting

The major causes of the occurrence of deferred tax assets were liability for employees’ retirement benefits and securities. The major cause of deferred tax liabilities was “Prepaid pension costs.”

Deferred tax assets exclude ¥20,033 million in valuation allowance.

(Additional information)

Following the promulgation of the “Act for the Partial Revision of the Income Tax Act” and the “Act for the Partial Revision of the Local Tax Act” on March 31, 2015, the corporate tax rates have changed for fiscal years beginning on or after April 1, 2015. Due to the change in the enacted tax rates, the statutory effective tax rate to be used for the calculation of deferred tax assets and liabilities changed, and as a result, when compared with the effective tax rate applied before this revision, “Deferred income taxes” decreased by ¥982 million and “Deferred tax expenses (benefits)” increased by ¥962 million.

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Notes Concerning Related Party Transactions

Subsidiaries

	(Millions of yen)
Affiliation	Name	Voting Rights Ownership Ratio	Relationship with Affiliated Party	Transaction Details	Transaction Amount	Category	Balance at End of Term
Subsidiary	Nippon Telegraph and Telephone East Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	—	Short-term loans receivable	66,220
				Receipt of interest[1]	5,812	Long-term loans to subsidiaries	430,955
						Other current assets	447
				Receipt of expenses relating to basic research and development[2]	40,761	Accounts receivable, other	3,668
				Lease of land and buildings[3]	5,771	—	—

Subsidiary	Nippon Telegraph and Telephone West Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	70,000	Short-term loans receivable	175,600
				Receipt of interest[1]	11,417	Long-term loans to subsidiaries	778,827
						Other current assets	1,547
				Receipt of expenses relating to basic research and development[2]	40,758	Accounts receivable, other	3,668

Subsidiary	NTT Communications Corporation	100% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Loan of capital[1]	—	Short-term loans receivable	53,360
				Receipt of interest[1]	1,108	Long-term loans to subsidiaries	93,360
						Other current assets	60

Subsidiary	NTT Finance Corporation	92% direct ownership	Exercise of rights as shareholder, offering intermediary advice, and other support	Borrowing of capital[4]	496,000	Short-term borrowings	46,000
				Payment of interest[4]	701	Current portion of long-term borrowings from subsidiaries	240,000
		7% indirect ownership				Accrued expense	101
				Deposit of capital[5]	12,670,241	Deposits received from subsidiaries	4
				Receipt of interest[5]	50	—	—
				Transfer of capital among NTT Group companies	103,883	Accounts receivable, other	8,708

Transaction amounts do not include consumption taxes. Balance amounts at end of term include consumption taxes.

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Transaction Conditions and Standards for Determining Transaction Conditions

Notes:

1	Loan conditions are the same as those for procurement of capital by NTT. No security is provided.
2	Payment of expenses for basic research and development is apportioned among those companies that continuously use the results of such research and development. Comprehensive determinations are made taking into consideration the expenses necessary for conducting basic research and development. Furthermore, settlement of funds for such transactions is conducted using intra-group companies’ accounting systems.
3	With respect to leases of land and buildings, rents are set through periodic negotiations based on appraisals obtained from third parties and actual transactions involving nearby comparables. Furthermore, transfer of capital pursuant to such transactions takes place by means of group companies’ accounting systems.
4	Interest on borrowing of capital is set taking into consideration market rates. No security is provided.
5	Interest on deposit of capital is set taking into consideration market rates.

Notes Concerning Financial Data per Share

Net assets per share	¥4,104.93
Net income per share	¥508.90

Other

Corporate bonds

On March 25, 2015, the board of directors resolved that NTT may raise up to ¥150 billion by issuing telegraph and telephone bonds and foreign currency bonds during the period from April 1 to June 30, 2015.

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